Exhibit 99.1

TECHNICAL REPORT
BLACKWATER GOLD PROJECT
Omineca Mining Division
British Columbia, Canada

Prepared for

New Gold Inc.
3110 – 666 Burrard Street,
Vancouver, BC V6C 2X8

And

Silver Quest Resources Ltd.
Suite 1410, 650 West Georgia Street
Vancouver BC V6B 4N8

Effective Date: September 19, 2011
Report Date: November 2, 2011

Ronald G. Simpson, P.Geo
GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel:           (604) 803-7470
Email: rgs@uniserve.com

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This technical report uses the terms 'measured resources', 'indicated resources' and 'inferred resources'. New Gold advises United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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DATE AND SIGNATURE PAGE

The effective date of this Technical report, entitled “Technical Report, Blackwater Gold Project” is September 19, 2011.

“Ronald G. Simpson”

___________________________________

Ronald G. Simpson, P.Geo.

Date: November 2, 2011

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TABLE OF CONTENTS

1 EXECUTIVE SUMMARY		7
1.1	Introduction	7
1.2	Geology and Mineralization	7
1.3	Project History	7
1.4	Drill Hole and Assay Database	8
1.5	Metallurgical Testing	8
1.6	Mineral Resources and Mineral Reserves	9
2 Introduction and Terms of Reference		11
2.1	Introduction	11
2.2	Terms of Reference	11
3 RELIANCE ON OTHER EXPERTS		11
4 PROPERTY DESCRIPTION AND LOCATION		11
4.1	Location	11
4.2	Mineral Rights	12
4.3	Surface Rights	15
4.4	Nature and Extent of Issuer’s Title	15
4.5	Permits & Environmental Liabilities	16
5 Accessibility, Climate, Infrastructure and Physiography		16
5.1	Accessibility	16
5.2	Local Resources Infrastructure	17
5.3	Physiography	17
5.4	Climate	17
6 HISTORY		17
7 GEOLOGICAL SETTING AND MINERALIZATION		18
7.1	Regional Geology	18
7.2	Local and Property Geology	21
7.3	MINERALIZATION	23
8 DEPOSIT TYPE		27
9 EXPLORATION		29
9.1	Geophysical Surveys	29
10 DRILLING		30
10.1	Historic Drilling	31
10.2	Recent Drilling Aug 2009 – July 2011	34
10.3	Sampling Method and Approach	47
11 SAMPLE PREPARATION, ANALYSES AND SECURITY		48
11.1	Historic Drilling	49
11.2	Standards	49
11.3	Duplicate Samples	50
11.4	Blanks	54
11.5	Conclusions	54
12 DATA VERIFICATION		54
12.1	Site Visit	54
13 MINERAL PROCESSING AND METALLURGICAL TESTING		55
14 MINERAL RESOURCE ESTIMATE		56
14.1	Exploratory Data Analysis	56
14.2	Outlier Analysis	58
14.3	Deposit Modeling	59
14.4	Compositing	61
14.5	Density	61

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14.6	Variogram Analysis	62
14.7	Block Model and Grade Estimation Procedures	62
14.8	Mineral Resource Classification	69
14.9	Model Validation	71
14.10	Mineral Resource Summary	73
15 ADJACENT PROPERTIES		75
16 OTHER RELEVANT DATA AND INFORMATION		75
17 INTERPRETATION AND CONCLUSIONS		76
18 RECOMMENDATIONS		77
19 REFERENCES		78

LIST OF TABLES

Table 1-1	Mineral resource summary	9
Table 4-1	Blackwater Mineral Tenure Status	13
Table 6-1	Project work history	18
Table 7-1	Drill database lithologic codes	23
Table 10-1	Core drilling summary to July 2011	30
Table 10-2	Historic drilling summary	31
Table 10-3	Historic drilling - significant intercepts	33
Table 10-4	2009-2011 drill hole summary	34
Table 10-5	Significant intercepts 2009 drilling	38
Table 10-6	Significant intercepts 2010 drilling	39
Table 10-7	Significant intercepts 2011 drilling	43
Table 11-1	Certified reference standard values	49
Table 11-2	Field duplicate statistics	50
Table 11-3	Pulp duplicate recheck statistics	52
Table 12-1	Assay results from samples collected during site 2010 visit	54
Table 14-1	Sample statistics	57
Table 14-2	Block model lithologic codes	60
Table 14-3	Composite statistics	61
Table 14-4	Bulk density statistics for modeled lithologies	62
Table 14-5	Semi-variogram model parameters	62
Table 14-6	Block model parameters	62
Table 14-7	Grade model search parameters	63
Table 14-8	Global mean grade comparison	71
Table 14-9	Blackwater Gold Project mineral resource summary	73
Table 14-10	Mineral resource breakdown by area	74
Table 18-1	2012 Blackwater Proposed PEA Budget	77

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LIST OF FIGURES

Figure 4-1	Location map	12
Figure 4-2	Mineral claim map	13
Figure 7-1	Regional geology	20
Figure 7-2	Property geology	21
Figure 7-3	Lithogeochemistry plots	26
Figure 7-4	Alteration assemblages	27
Figure 8-1	Cross section of conceptual model	28
Figure 9-1	IP Chargeability - 2010 Quantec survey	29
Figure 9-2	N-S section chargeability data near centre of the mineralized zone	30
Figure 10-1	Drill hole plan	38
Figure 11-1	Scatterplot of field duplicate results (2009-2011)	51
Figure 11-2	T-H plot for field duplicates	52
Figure 11-3	Pulp recheck scatterplots	53
Figure 11-4	T-H plot for pulp duplicates	53
Figure 14-1	Frequency distribution of Au	56
Figure 14-2	Frequency distribution of Ag	57
Figure 14-3	Scatterplot of Au vs Ag sample data	57
Figure 14-4	Cumulative log probability plots for Au and Ag	58
Figure 14-5	Box plots of Au distribution by major lithology	59
Figure 14-6	Block lithology on section 5892800N	60
Figure 14-7	Weathering profile on section 5892800N	61
Figure 14-8	Frequency distribution of Au grades in block model	63
Figure 14-9	Frequency distribution of Ag grades in block model	63
Figure 14-10	Au block grade distribution – Section 5892800N	64
Figure 14-11	Ag block grade distribution – Section 5892800N	64
Figure 14-12	Au block grade distribution – Section 5892850N	65
Figure 14-13	Ag block grade distribution – Section 5892850N	65
Figure 14-14	Au block grade distribution – Section 5892950N	66
Figure 14-15	Ag block grade distribution – Section 5892950N	66
Figure 14-16	Au block grade distribution and claim boundaries - plan view	67
Figure 14-17	Perspective view of block model Au grades	68
Figure 14-18	Perspective view of block model Ag grades	69
Figure 14-19	Block classification - Plan view	71
Figure 14-20	Swath plot (E-W) at 5892800-2830 North	72
Figure 14-21	Swath plot (N-S) at 375570-5600 East	72
Figure 14-22	Swath plot by elevation at 375300 East	73

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1           EXECUTIVE SUMMARY

This technical report on the Blackwater Gold Project dated September 19, 2011 has been prepared by Geosim Services Inc. (“Geosim”) at the request of New Gold Inc. (“New Gold” or the “Corporation”), which has an office in Vancouver B.C., Canada.  The report was written in compliance with disclosure and reporting requirements set forth in the Canadian Securities Administrators’ National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1. In general, the information in this report is current as of September 19, 2011.  An updated mineral resource estimate is provided based upon the current geological interpretation and exploration results obtained as of the effective date.

1.1           Introduction

The Blackwater Gold Project is on the northern flanks of Mt. Davidson in the Nechako Plateau approximately 110 km southwest of the town of Vanderhoof.  Richfield Ventures Corp. (“Richfield”) acquired the property through option agreements with Silver Quest Resources Inc. (“Silver Quest”) and from private individuals in early 2009.  On June 1, 2011 New Gold acquired all of the issued and outstanding common shares of Richfield pursuant to a court approved plan of arrangement, and Richfield ceased trading on the TSX Venture.

Mineral claims presently comprising the Blackwater Gold Project are owned by three parties. 53 of 60 claims are owned 100% by New Gold.  A New Gold subsidiary and Silver Quest operate under a joint venture agreement for the north portion of the claims which are owned 75% by New Gold and 25% by Silver Quest. The other mineral tenures are under option agreement from private individuals. The total area of the Project tenures is 23,670 hectares.

1.2	Geology and Mineralization

The property is within a structurally raised block termed the Nechako Uplift that juxtaposes older Jurassic arc related rocks (Hazelton and Bowser Lake groups) with younger Eocene extensional related rocks (Ootsa Lake and Endako groups).  This uplift provides a direct window into the volcanic, volcaniclastic, and sedimentary rocks of the Hazelton and Bowser Lake groups.  These stratified rocks are locally intruded by late Cretaceous felsic plutons such as the Capoose batholith. The widespread Eocene Ootsa Lake and Endako groups overlie these older volcanic and intrusive rocks. The entire package is capped by basalts of the Chilcotin Group.

1.3	Project History

The Blackwater Gold Project area has been actively explored since the discovery of anomalous concentrations of silver, lead, and zinc in silt samples taken from streams draining the Mt. Davidson area in 1973 by Granges Inc. (“Granges”).  Historic work includes soil geochemistry, geophysics (VLF, magnetics and IP), and RC and diamond drilling.

Granges completed 37 core holes (4478 m) and 33 RC holes (3400 m) between 1981 and 1994.  In 2005 and 2006 Silver Quest drilled 7 core holes (1333 m).

Richfield began exploration drilling on the Project 2009 when the company recognized the bulk gold potential on the property. In March 2009, Richfield optioned the Davidson and

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Dave claims from Silver Quest and the Rozek family respectively.  Between September 2009 and June 2011, Richfield completed 134 core holes totaling 44,736 m.

On June 1, 2011 New Gold acquired all of the issued and outstanding common shares of Richfield pursuant to a court approved plan of arrangement, and Richfield ceased trading on the TSX Venture.

Between June 2011 and July 1 2011, New Gold completed 15 additional core holes totaling 5,773 m. and drilling is still underway at the date of this report.

1.4           Drill Hole and Assay Database

New Gold’s drill hole and assay database is administered from the Vancouver head office using Maxwell Geoservices products. Access permission for entering and editing data into the database is restricted to the New Gold Corporate Exploration Manager and Database Administrator for the Project. Drill hole data logged in the field is entered into a LogChief database specifically tailored to the Blackwater Gold Project. LogChief validates this data as it is entered, and the final logs are exported and transferred to the database administrator in Vancouver for import to DataShed, the master database. Additional data validation checks are carried out in DataShed and all logs are checked by the administrator.

Assay certificates received from EcoTech Labs are delivered in a format specified by New Gold to allow instant import to Datashed.

The database is hosted on the New Gold server which runs a RAID 5 configuration to protect the database from any drive failures. The database is backed up after every major data upload and also as part of a weekly backup of the New Gold server.  Backups are stored off site to avoid any loss of data due to physical damage of the drives.

1.5           Metallurgical Testing

Preliminary metallurgical testing on samples from the Blackwater Gold Project was carried out on composites from three drill holes drilled in 2009. The work was carried out in early 2010 by the Metallurgical Division of Inspectorate Exploration and Mining Services Ltd. in Richmond BC.

The samples responded well to direct whole ore cyanidation tests with an average of 92% gold recovery across three tests at different conditions on each composite (9 tests in total). Accessory silver was recovered at an average of 47%.

The three composites were also subjected to flotation testing to produce a bulk sulphide concentrate under three different grinding and reagent conditions. The samples also responded well to this test and the best recoveries obtained under one set of test conditions returned an average for the three composites of 94% of the gold and silver reporting to the bulk sulphide concentrate.

The composites were also subjected to direct gravity concentration. The samples responded well with the three composites averaging 51% gold recovered into a gravity concentrate.

Additional metallurgical test work is in progress.

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1.6           Mineral Resources and Mineral Reserves

Analytical and lithologic data from 193 core holes (56,320 m) was used to develop the resource model.  However, only analytical data collected since 2009 was used for grade estimation which included 148 drill holes totaling 50,510 m.  Resource estimation was constrained by 3-dimensional solid models developed from geological and analytical data.  Grade estimation was carried out by the inverse distance cubed method using 5 meter downhole drill composites.  Gold grades were capped prior to compositing at 11 g/t within a low grade outer domain based on a 0.25 g/t gold grade shell and at 17 g/t within a higher grade inner domain based on a 0.5 g/t grade shell.  All silver grades were capped at 50 g/t.  Classified blocks were constrained by an optimized pit shell using a gold price of $1200 per ounce.  Block dimensions were 10 by 10 by 10 meters.   The density values assigned to the main lithologies were based on 7,705 bulk density measurements of drill core.

At a cut-off grade of 0.4 g/t gold, the Blackwater Gold Project is estimated to contain an indicated mineral resource of 165 million tonnes averaging 1.01 g/t Au and 5.1 g/t Ag.  An additional 39 million tonnes grading 0.94 g/t Au and 4.8 g/t Ag is classified as inferred (Table 1-1).

Table 1-1 Mineral resource summary

Property	Indicated				Inferred
	Tonnes 000's	Grade		Contained Au M oz	Tonnes 000's	Grade		Contained Au M oz
		Au g/t	Ag g/t			Au g/t	Ag g/t
Total Blackwater	165,155	1.01	5.1	5.35	38,759	0.94	4.8	1.17
Dave and Jarrit (100% New Gold)	87,226	1.12	6.0	3.13	9,533	1.13	6.5	0.35
Davidson (75% New Gold, 25% Silver Quest	77,929	0.89	4.1	2.22	29,226	0.88	4.2	0.82
Total New Gold	145,673	1.02	5.2	4.79	31,453	0.95	4.9	0.96

Conclusions and Recommendations

Drilling by Richfield and New Gold since August 2009 has outlined a large, low grade gold-silver deposit that extends at least 1200 meters along its longest dimension in an east-west direction and at least 700 meters in a north-south direction. The thickness of the presently defined zone ranges from 300 to in excess of 400 meters.

Results from preliminary metallurgical testing carried out in 2010 showed that the samples responded well to direct whole ore cyanidation tests with an average of 92% gold and 47% silver recovery.  Preliminary flotation tests suggest that up to 94% gold and silver may report to a bulk sulphide concentrate.  Direct gravity concentration tests gave average recoveries of 51% gold.

Sample preparation, security and analysis meets or exceeds industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.  QA/QC with respect to the results received to date for the 2009, 2010 and 2011 exploration programs is acceptable and protocols have been well documented.  The database contains all diamond drill core data collected on the Project to date and has been structured for resource estimation.

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At a cut-off grade of 0.4 g/t gold, the Blackwater Gold Project is estimated to contain an indicated mineral resource of 165 million tonnes averaging 1.01 g/t Au and 5.1 g/t Ag.  An additional 39 million tonnes grading 0.94 g/t Au and 4.8 g/t Ag is classified as inferred.

A preliminary economic assessment (PEA) is presently in progress.

The 2012 Blackwater PEA program will consist predominantly of additional delineation and infill drilling to expand and determine the economic limits of the Blackwater deposit, to better define the principal controls to mineralization and distribution of metal grades, and to further upgrade the mineral resource classification toward the measured and indicated categories. A program involving approximately 140,000 meters of delineation and infill core drilling is recommended. In parallel with the drilling program, a development program involving further metallurgical test work, evaluation of processing methods, engineering studies (e.g: mining methods, geotechnical characterization, site and infrastructure alternatives), and environmental baseline studies is also recommended. A budget for the 2012 PEA program is presented in Table 18-1.

Results of the PEA should be used as a basis for making additional detailed recommendations for:

•	Further metallurgical test work

•	Infill and additional definition drilling

•	Geotechnical drilling

•	Site investigation

•	Infrastructure development

•	Environmental baseline studies

•	Mining method evaluation

•	Processing option trade-offs and resource characterization.

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2           Introduction and Terms of Reference
2.1           Introduction

New Gold Inc. (“New Gold” or the “Corporation”) requested that Geosim Services Inc. (Geosim) provide an updated Technical Report and mineral resource estimate on the Blackwater Gold Project (the Project), located in the Omineca Mining Division, British Columbia, Canada. A New Gold subsidiary and Silver Quest Resources Ltd. (“Silver Quest”) operate under a joint venture agreement dated February 1, 2011 for the north portion of the Project claims which are owned 75% by New Gold and 25% by Silver Quest.

The current work by Geosim entailed the preparation of a Technical Report as defined in NI 43–101 and in compliance with Form 43–101F1 (the “Technical Report”).

2.2           Terms of Reference

Geosim is independent of New Gold and Silver Quest, and has no beneficial interest in the Blackwater Gold Project.  Fees for this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report.  The Technical Report was requested in connection with the New Gold news release issued on September 19, 2011 announcing updated mineral resource estimate for the Blackwater Gold Project.

In preparing this report, the author relied on geological maps, reports and miscellaneous technical data listed in the Section 21 of this report.

The author conducted a site visits to the Blackwater Gold Project on December 13, 2010 and on September 8, 2011.  The purpose of the visits was to review the geology and mineralization encountered in the drill holes completed to date.  In addition, drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structure were reviewed.

The Effective Date of the Technical Report is September 19, 2011.

All measurement units used in this report are metric, and currency is expressed in United States dollars unless stated otherwise.

3           RELIANCE ON OTHER EXPERTS

Geosim has not conducted independent land status evaluations, and has relied upon these statements and updated information from New Gold regarding property status, legal title and environmental compliance for the Project (Sections 4.2 to 4.5), which Geosim believes to be accurate.

4           PROPERTY DESCRIPTION AND LOCATION
4.1           Location

The Project lies in central British Columbia approximately 112 km southwest of Vanderhoof and 446 km northeast of Vancouver.  The property is centered at 5893000 N and 375400 E and is located in NTS sheet 93F/02 (Figure 4-1).

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Figure 4-1 Location map

4.2           Mineral Rights

Mineral claims comprising the Project are owned by three parties. 53 of 60 claims are owned 100% by New Gold. Claims 503050, 509273, 509274, and 509275 are held under a joint venture agreement with Silver Quest and claims 637203, 637205, and 637206 are under option agreement with private individuals (Figure 4-2).  Present claim status is shown in Table 4-1. The total area of the Project tenures is 23,670 hectares.

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Figure 4-2 Mineral claim map

Table 4-1 Blackwater Mineral Tenure

Tenure Number	Claim Name	Issue Date	Good To Date	Status	Area (ha)
515810	JARRIT	2005/Jul/01	2011//08	GOOD	348.9620
637203	OZZY	2009//19	2011//19	GOOD	484.4198
637205	BABY JANE	2009//19	2011//19	GOOD	464.5740
637206	DAVID DALE	2009//19	2011//19	GOOD	464.5708
503050	WHITEWATER	2005/Jan/13	2017/Jan/13	GOOD	348.7590
509273	GOT	2005/Mar/19	2016/Mar/19	GOOD	484.4480
509274	got2	2005/Mar/19	2016/Mar/19	GOOD	38.7500
509275	got3	2005/Mar/19	2016/Mar/19	GOOD	19.3750
515809	DAVE	2005/Jul/01	2016/Mar/19	GOOD	581.6040
602167	BWD	2009/Jul/05	2016/Mar/19	GOOD	387.9406
602168	BWD2	2009/Jul/05	2016/Mar/19	GOOD	310.3469
607194	BLACKWATER 2	2009/Jul/08	2016/Mar/19	GOOD	464.8588
607195	BLACKWATER 1	2009/Jul/08	2016/Mar/19	GOOD	348.7434
630903	BW1	2009//09	2016/Mar/19	GOOD	465.3307

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Tenure Number	Claim Name	Issue Date	Good To Date	Status	Area (ha)
630944	BW2	2009//09	2016/Mar/19	GOOD	251.9020
630963	BW3	2009//09	2016/Mar/19	GOOD	465.1538
630983	BW4	2009//09	2016/Mar/19	GOOD	387.2911
630984	BW5	2009//09	2016/Mar/19	GOOD	464.9757
631003	BW6	2009//09	2016/Mar/19	GOOD	484.1406
631024	BW7	2009//09	2016/Mar/19	GOOD	445.4864
631043	BW8	2009//09	2016/Mar/19	GOOD	464.7268
636583	KASSY 1	2009//18	2012/Mar/19	GOOD	464.5292
636603	KASSY 2	2009//18	2012/Mar/19	GOOD	464.2711
636604	KASSY 3	2009//18	2012/Mar/19	GOOD	464.0079
636623	KASSY 4	2009//18	2012/Mar/19	GOOD	463.8179
636643	KASSY 5	2009//18	2012/Mar/19	GOOD	483.3024
636644	KASSY 6	2009//18	2012/Mar/19	GOOD	483.4720
636663	KASSY 7	2009//18	2012/Mar/19	GOOD	290.1782
636683	RIGHT STUFF 1	2009//18	2012/Mar/19	GOOD	464.8647
636684	RIGHT STUFF 2	2009//18	2012/Mar/19	GOOD	464.8675
636703	RIGHT STUFF 3	2009//18	2012/Mar/19	GOOD	464.8687
636723	RIGHT STUFF 4	2009//18	2012/Mar/19	GOOD	464.4490
636724	RIGHT STUFF	2009//18	2012/Mar/19	GOOD	464.6267
636725	RIGHT STUFF 6	2009//18	2012/Mar/19	GOOD	484.1815
636727	RIGHT STUFF 7	2009//18	2012/Mar/19	GOOD	484.4075
636743	RIGHT STUFF 8	2009//18	2012/Mar/19	GOOD	483.8407
636763	RIGHT STUFF 9	2009//18	2012/Mar/19	GOOD	464.8490
636764	RIGHT STUFF 10	2009//18	2012/Mar/19	GOOD	484.5585
636765	RIGHT STUFF 11	2009//18	2012/Mar/19	GOOD	465.1158
636766	RIGHT STUFF 12	2009//18	2012/Mar/19	GOOD	464.7619
636767	RIGHT STUFF 13	2009//18	2012/Mar/19	GOOD	464.4173
642043	BW	2009//27	2011/Jul/01	GOOD	232.5739
642063	BW 2	2009//27	2011/Jul/01	GOOD	232.6623
642064	BW3	2009//27	2011/Jul/01	GOOD	310.3356
642603	TOP LAKE	2009//28	2011/Jul/01	GOOD	174.0916
643323	TOP	2009//29	2011/Jul/01	GOOD	309.4498
834371	DAVIDSON	2010//27	2011//27	GOOD	425.8729
834948		2010/Oct/03	2011/Oct/03	GOOD	484.6897
835005		2010/Oct/04	2011/Oct/04	GOOD	465.5035
835009		2010/Oct/04	2011/Oct/04	GOOD	271.2713
835011		2010/Oct/04	2011/Oct/04	GOOD	484.6897
835012		2010/Oct/04	2011/Oct/04	GOOD	484.4599
835013		2010/Oct/04	2011/Oct/04	GOOD	174.4104
835016		2010/Oct/04	2011/Oct/04	GOOD	232.7703

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Tenure Number	Claim Name	Issue Date	Good To Date	Status	Area (ha)
835019		2010/Oct/04	2011/Oct/04	GOOD	387.7691
835020		2010/Oct/04	2011/Oct/04	GOOD	329.4685
835021	BW WEST	2010/Oct/04	2011/Oct/04	GOOD	387.9372
835022	BW WEST2	2010/Oct/04	2011/Oct/04	GOOD	368.5550
835023		2010/Oct/04	2011/Oct/04	GOOD	465.1906
835025	BW WEST2	2010/Oct/04	2011/Oct/04	GOOD	38.7862

4.3           Surface Rights

No surface rights exist within the Project area. The claims are on Crown land, and the area is open to mineral exploration and development. None of the claims are covered by placer mining claims. The claim area is in the competing areas of interest of several First Nations, including the Lhoosk’uz Dene Nation and Ulkatcho.

4.4           Nature and Extent of Issuer’s Title

New Gold holds 100% interest in 53 of the 60 tenures listed in Table 4-1. To keep these claims in good standing in accordance with the Mineral Tenure Act a minimum value of work or cash-in-lieu is required annually. These values are currently set at $4 per hectare in the first three years of a tenure and $8 per hectare in the fourth and subsequent years. Below are the details concerning the optioned properties and an NSR agreement on one other claim (tenure number 515809).

In March, 2009, Richfield, acquired an option to earn up to a 75% interest in the Davidson Property from Silver Quest.  Richfield had the option to acquire an initial 60% interest in the Davidson Property by making aggregate cash and share payments totaling $90,000 cash and 350,000 shares and incurring an aggregate $1,000,000 in exploration expenditures within three years of TSX-Venture acceptance of the agreement. Richfield completed the requirements to earn its 60% in the Project in 2010. After vesting of the initial 60% interest, Richfield had the option to acquire an additional 15% (total 75%) interest in the Davidson Property by making an additional cash payment of $150,000, issuing 400,000 shares and incurring an additional $500,000 in exploration expenditures on the property in the fourth year. Richfield completed the requirements to earn the additional 15% interest in January 2011. Richfield and Silver Quest then entered into a joint venture agreement dated February 1, 2011 with respect to the Davidson Property.  Following its acquisition of Richfield pursuant to a court approved plan of arrangement, New Gold now owns a 75% interest in the Davidson property.

In May, 2009, Richfield acquired an option to earn a 100% interest in the Dave Property (‘Dave Option’ for Mineral Tenure number 515809) from Jane Roderick, Rebekah Antkow, David Rozek, Benjamin Rozek, and John Blackwell (“Dave Optionors”), by making aggregate cash and share payments totaling $185,000 cash and 800,000 shares and incurring an aggregate $625,000 in exploration expenditures within four years of TSX-Venture acceptance of the agreement. The Dave Optionors retain a 2.5% NSR royalty, of which New Gold may purchase 1% for $1,000,000. Richfield has met all of the requirements of the Dave Option agreement and has taken 100% ownership of the Dave Property as of November 29, 2010.

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In October, 2009, Richfield acquired an option to earn a 100% interest in the Jarrit Property (“Jarrit Option” for Mineral Tenure number 515810) from Jane Roderick, Rebekah Antkow, David Rozek, and Benjamin Rozek (“Jarrit Optionors”) by making aggregate cash and share payments totaling $180,000 cash and 120,000 shares and incurring an aggregate $400,000 in exploration expenditures within three years of TSX-Venture acceptance of the agreement. The Jarrit Optionors retain a 2% NSR royalty, of which New Gold may purchase 1% for $1,200,000. Richfield has met all of the requirements of the Jarrit Option agreement and took 100% ownership of the Jarrit property as of March 16, 2011.

In January, 2011, Richfield acquired an option to earn a 100% interest in 3 mineral tenures (“JR Option” for Mineral Tenures 637203, 637205, and 637206) from Jane Roderick, Rebekah Antkow, David Rozek, and Benjamin Rozek (“JR Optionors”), by making cash payments totaling $75,000 cash and incurring an aggregate $600,000 in exploration expenditures within two years of TSX-Venture acceptance of the agreement. The JR Optionors retain a 3% NSR royalty, of which New Gold may purchase 2% for $1,000,000.

On June 1, 2011 New Gold acquired all of the issued and outstanding common shares of Richfield pursuant to a court approved plan of arrangement, and Richfield ceased trading on the TSX Venture. Richfield is now a wholly owned subsidiary of New Gold.

4.5           Permits & Environmental Liabilities

All of the Blackwater Gold Project mineral claims are located on Crown land, and the area is open to mineral exploration and development. None of the claims are covered by placer mining claims. The claim area is in area of interest of several First Nations, namely the Lhoosk’uz Dene Nation and Ulkatcho.

The Project area is being actively logged to remove trees killed by the mountain-pine-beetle infestation and logging roads are extensive and in heavy use.

To perform the exploration work that will cause a physical disturbance, New Gold must first file, and receive approval of, a Notice of Work and Reclamation as required by Section 10 of the Mines Act of the Province of British Columbia. New Gold currently holds Notice of Work and Reclamation No. MX-13-177 which expires on December 31, 2012.

5           Accessibility, Climate, Infrastructure and Physiography
5.1           Accessibility

The Project is readily accessible by vehicle from the Kluskus-Ootsa forest service road originating south of Vanderhoof.  At kilometer 146.5 along this road an 18 km mine road built in 1986 by Granges and improved by Richfield provides direct easterly access to the property and camp location.  Driving time from Vanderhoof to the property is roughly 2.5 hours and vehicles should be radio equipped.

Additional road construction and continuation of the mine road from camp in 1991 provides further access to the PEM grid and additional historic drill setups.  Helicopter access is from bases in Vanderhoof, Quesnel, or Prince George.

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5.2           Local Resources Infrastructure

The area is very sparsely inhabited; three ranches are found within a 20 km radius. Services are available in Vanderhoof, a two and a half hour drive away. Prince George is the regional hub with air service from major centres.

5.3           Physiography

The Project is located within the Nechako Plateau, the northernmost region of the Interior Plateau physiographic province.  The area is characterized by rolling north to northwest trending hills cut by small to medium sized drainages.  The Project is located on the northern flank of Mt. Davidson with its peak at 1860 m.  Elevations on the property range from 1490 to 1820 meters; most current work is focused between 1520 and 1620 meters.  An extensive veneer of glacial debris covers the Project area and bedrock exposures are rare and generally restricted to higher elevations. On the ridge of Mt. Davidson outcrop is spotty although there is plenty of broken rock indicating shallow depth to bedrock.

Vegetation in the Project area is balsam fir and white spruce with lodgepole pine.   At higher elevations vegetation is less dense and dominated by subalpine fir and whitebark pine.  Tree line is about 1600meters.

5.4           Climate

Climate is characterized by brief warm summers and long cold winters.  The area receives on average 33 cm of precipitation yearly and temperatures range from a minimum of -40°C in winter to a maximum of 32°C in summer.   Snowfall can attain 2 meters at higher elevations.   The exploration period is between mid-June and late October.  Year round diamond drilling is possible given a suitable supply of water and a winterized camp.

6           HISTORY

The property was discovered in 1973 during a regional silt geochemical survey which located anomalous zinc and other metals in stream sediment east and north of the property. Between 1973 and 1985 a range of ground and airborne geophysical and geochemical surveys were conducted to locate and delimit mineralization. The nature and volume of the work is detailed in Table 6-1. Drilling began in 1985 and was concentrated between 1986 and 1994 with a total of 6300 meters completed during this period. A further 1332.6 meters of drilling was completed in the winter of 2005-06. The focus of the work during this period was on high grade vein targets which, at the time, were the only known gold targets in the Nechako Plateau

Richfield’s work on the Project began in 2009 when the company recognized the bulk gold potential on the property. In 2009, Richfield optioned the Davidson property from Silver Quest and the Dave and Jarrit claims from the Rozek family. Richfield subsequently completed all of the earn-in requirements for these agreements resulting in it holding a 75% interest in the Davidson property and 100% interests in each of the Dave and Jarrit properties. In June 2011, New Gold acquired all of the issued and outstanding common shares of Richfield pursuant to a court approved plan of arrangement.

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Table 6-1 Project work history
Year	Period	Work
1973	Summer	Regional silt survey located anomalous silver, zinc, and lead in the Mt. Davidson area. This was followed by a wide spaced soil survey northeast of Mt. Davidson.
1976	September	Soil sample and ground magnetometer surveys follow up of 1973 soil results.
1977	March	Pulse EM survey on the Pem claim.
1979	Nov. to Dec.	Vector Pulse EM survey on the Pem claim.
1981	February	Helicopter EM and magnetometer survey.
1981	August	Horizontal Loop EM survey on the Deb #1 claim.
1981	November	Reconnaissance mapping of the Mt. Davidson area.
1982	July	Soil sample and ground magnetometer surveys on the Pem claim.
1983	July	Hammer seismic survey.
1984	September	Hand trenching and VLF survey on the Pem claim.
1985	Aug. to Sept.	Winkie drilling (507.02m) on the Pem claim. Holes Dav 1-8.
1986	July to Aug.	Construction of access road.
1986	September	Percussion drilling (1524 m) on the Pem claim. RC 1-34.
1987	July to Nov.	Diamond drilling (2724.61 m) on the Pem claim. Holes Dav 9-31.
1992	July to Aug.	Soil sampling, stream silt sampling, geological mapping, IP, mag, VLF surveys and diamond drilling of five (785.47 m). Drill holes BD92-32 to BD92-36.
1994	Summer	Diamond drilling (759.36 m). Holes DAV 94-37 to DAV 94-41.
1997	June to Aug.	Linecutting and an Induced Polarization survey.
2005	Sept. to Oct.	Diamond drilling (938.65 m). Holes DAV05-01 to DAV05-05.
2006	September	Diamond drilling (393.97 m). Holes DAV06-06 and DAV06-07.
2007	June to July	Soil sampling program, 335 samples.
2010	Sept - Dec	Diamond drilling (21337.03 m). Holes BW0042 BW0116
2011	Jan - Sept	Diamond drilling (30469.24 m). Holes BW0117 to BW0199 and BWMET01 to BWMET04.

7           GEOLOGICAL SETTING AND MINERALIZATION
7.1           Regional Geology

The Project is underlain by rocks of the Stikine Terrane within an uplifted block termed the Nechako uplift. The Nechako Plateau is an area of moderate relief between the Skeena Arch, and the Stikine and Cache Creek Terrane contact.

The southern Nechako Plateau near the Blackwater property is underlain by Late Triassic to Middle Jurassic island and continental arc assemblages and epicontinental sedimentary strata (Diakow et al. 1997).  Near the Project, the volcaniclastic Hazelton Group represents the Stikine Terrane (Diakow and Levson 1997).  The Hazelton Group has a lower unit of felsic tuffs and sediments, named the Entiako Formation and an upper unit of felsic to mafic volcanic flows and volcaniclastic and sedimentary rocks, termed the Naglico Formation (Diakow and Levson 1997).  Rocks of the Stikine Terrane in the southern Nechako Plateau

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are overlain by post-accretion Upper Jurassic volcaniclastic, sedimentary and mafic to felsic volcanic rocks of the Bower Lake Group (Diakow and Levson 1997).  The Hazelton and Bowser Lake groups in the area are collectively intruded by Late Cretaceous granitic to granodioritic plutons (e.g., Capoose batholith) exposed within the Nechako uplift.

Rocks of the Hazelton and Bowser Lake groups are overlain by Upper Cretaceous and Paleocene continental volcanic arc intermediate volcanic rocks and related sedimentary rocks of the Kasalka Group (Diakow et al. 1997).  The Kasalka Group is a rock unit which occurs locally south of Natalkuz fault. Widespread Eocene volcanic arc related extensional felsic volcanic rocks and minor sedimentary rocks of the Ootsa Lake Group overlie the older rocks and are themselves overlain on higher ridges by basalt and andesite of the Eocene Endako Group (Diakow et al. 1997).

The Bowser Lake Group is poorly exposed in the southern Nechako Plateau, except within Nechako uplift.  Nechako uplift is a structurally raised block bounded by the Natalkuz fault to the north and the Blackwater fault to the south (Diakow and Webster, 1994). Both faults juxtapose older rocks of the Stikine Terrane (e.g., Hazelton and Bowser Lake groups) with younger Cretaceous and Eocene rocks of the Ootsa Lake and Endako groups. This uplift provides a direct window through younger cover into older rocks (Diakow et al. 1997).The regional geologic setting is illustrated in Figure 7-1.

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Figure 7-1 Regional geology

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7.2           Local and Property Geology

Quaternary glacial overburden, colluvial and fluvial deposits mask the majority of bedrock within the Project area. Outcrop on the Blackwater property is sparse and limited to the peak and ridges of Mt. Davidson. Property geology is based on historic and 2009/2010 drill core interpretations. Figure 7-2 presents a sketch map of the Project geology.  Interpreted geology is overlain on the regional geology as mapped by Diakow and Levson. The coloured area represents the gold gram*meter interpretation of mineralization as known on Feb 5, 2011.

Figure 7-2 Property geology

The Project is underlain by intercalated volcanic and volcaniclastic felsic to intermediate lapilli and ash tuff, volcanic breccia, and andesitic flows.  These strata form a local wedge of laterally discontinuous strata. The Blackwater wedge is thought to dip generally northwest and is of limited aerial extent.  On the west the Blackwater wedge is faulted against younger massive felsic volcanic rocks of the Ootsa Lake Group. The fault is a north trending, presumed steep dipping structure. A similar relationship exists on the north side where Blackwater host rocks are also juxtaposed next to Ootsa Lake Group strata across an east-northeast trending fault. Although displacement across the faults is not known, the relative age of rocks across the two faults implies that the Blackwater block is a horst or high standing remnant west and north of which the Ootsa Lake Group has been dropped.

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East and south of the Blackwater block the relationship to the country rocks is unknown but presumed stratigraphic. Likely the Blackwater strata are underlain by Bowser Lake Group beds as at Capoose Lake.

The Blackwater wedge includes felsic to intermediate volcaniclastic rocks that comprise two suites, massive grey and white heterolithic breccia and massive dacite-andesite lapilli tuff.  The heterolithic breccia is characterized by subrounded dark grey dacitic-andesitic clasts and near-white rhyolite and siliceous clasts.  Clasts range to 20 cm, but are generally one to five cm across. The volcanic clasts are extremely fine grained massive and presumed to be felsic to intermediate composition based on colour and limited chemical data from historic work. The heterolithic breccia is mostly matrix supported and layering is absent. The heterolithic breccia matrix is very fine grained and is interpreted to consist of devitrified ash or recrystallized glass. Dark reddish-brown anhedral equant, garnet crystal fragments up to a cm in diameter are seen as an accessory in the heterolithic breccia and locally make up 1-2% of the rock. XRF data on the garnets indicates they are Mn-rich spessartine.

The dacite-andesite tuff is massive and characterized by its dark grey angular dacite-andesite lapilli in a dark grey very fine grained matrix of similar composition. Lapilli are up to 15 cm across, angular and not rounded; the rock is mainly clast supported. The dacite-andesite tuff fragments locally have oval quartz filled amygdules to 5 mm across and rarely pale grey to white subhedral short stubby plagioclase lath ghosts to 5 mm long. The dacite-andesite tuff grades to dacite-andesite without fragments. This rock unit may be subvolcanic or subaerial but lacks evidence of surface reworking.

Strata within the Blackwater wedge are laterally discontinuous over short distances. In sections it is impossible to trace units between drill holes even where holes are only 50 meters apart. A general stratigraphic sequence for the Blackwater wedge remains elusive; the dacite-andesite is generally below the lapilli tuff and felsic volcanic rocks.

Blackwater rocks are pervasively hydrofractured and silicified. Rocks are broken into small (2 mm to 10 cm) highly angular fragments. The fragments are “welded” together by very fine grained light to medium grey chalcedonic silica which fills the space between fragments. Examples of repeated hydrofracturing and silicification are common implying that this was a protracted process. The space generated by hydrofracturing varies widely even over distances of a few centimeters. Thus in one place the angular fragments almost fit together with only narrow cracks arating them. Centimeters away similar angular fragments have wider zones of siliceous cement between them. The amount of silica introduced through hydrofracturing and silicification may amount to 25% or more of the total volume of volcanic rocks. Hydrofracturing was driven by fluid overpressure of late magmatic and/or post magmatic fluid related to the volcanism. Silica between the fragments is thought to derive from the same fluid and to have been deposited as a result of sudden sharp fluid pressure decrease as a result of and immediately following hydrofracturing.

Although intensely hydrofractured, the Blackwater wedge lacks clearly recognizable large scale faults or shear zones. Instead, extensive zones of broken rocks are seen in the mineralized zone. Rocks are broken into angular pieces a centimeter or more across and tightly packed but not cemented. Space between fragments may be occupied by a few tiny terminated clear quartz crystals but generally it is empty. The zones grade laterally into unbroken rock and are generally not bounded by planar surfaces. Fragment strain ratios are 1:1 and planar surfaces such as joints, slickensides or fabric are lacking. Evidence for displacement across these broken sections is generally lacking and they appear to be

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simply broken zones. The shape of broken zones is highly irregular. The volume of broken rocks may amount to 15% of the volume of the Blackwater wedge. Broken zones are interpreted as late stage hydrofactured zones when little silica remained in the fluid to cement fragments and/or when the system was close enough to surface to allow fluid escape.

The minimum age of Blackwater volcanic rocks is inferred from a concordant U-Pb zircon age of 67 Ma from a felsic dyke sampled from historic drill hole 92-35 (Friedman et al. 2001) and from two K-Ar ages of 70.2 and 68.1 Ma on related rocks.  These authors interpret that the ages represent the age of felsic magmatism and, more importantly, the age of precious metal mineralization. This age falls within the mineralization age bracket of 74-66 Ma for the Capoose prospect located approximately 30 kilometers to the northwest of the Project.  This age is suspect because it is unclear from current evidence what was sampled to obtain these results. However, if this age does define the age of mineralization the Blackwater and the Capoose properties likely represent mineralization associated with the waning stages of Bulkley suite magmatism (Friedman et al. 2001); volcanism and mineralization can be correlated with the Kasalka Group.

On the peak and ridges of Mt. Davidson are outcrops of massive felsic lapilli tuff assigned to the Ootsa Lake Group. This rock is generally darker grey than rocks drilled on the property, clasts are larger and plagioclase porphyry dominates. This unit is also characterized by fresh, black stubby euhedral doubly terminated quartz crystals up to 1 mm across which commonly make up a few percent of the rock.

At lower elevations near the Kluskus Road, bedded tuffs and sediments of the Jurassic Naglico Formation are observed.

The modified lithologic codes used in the Blackwater drill database as of August, 2011 are presented in Table 7-1.

Table 7-1 Drill database lithologic codes
Code	Description
OB	Overburden
AND	Andesite
LTFF	Heterolithic Breccia
SIL 5	Siliceous breccia/microbreccia
SED	Argillite / Sandstone / Conglomerate
RHY	Rhyolite

7.3           MINERALIZATION

A total of 21 polished thin sections were prepared from samples taken from 2009 drill core and submitted to Vancouver Petrographics Ltd.  The sections were analyzed by reflected and transmitted light petrographic methods.  Sample selection was based primarily on gaining a representative suite containing; 1) the dominant lithologies and alteration assemblages described and used in core logging and, 2) all the different styles of sulphide mineralization observed with different gold grades. The purpose of this study was to understand the nature of the host volcanic and volcaniclastic sequence and the nature of gold and base metal mineralization.  This study was ultimately intended to assist with lithologic correlation between drill holes.

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A second petrographic study of 21 drill core samples from 2010 drilling was carried out by Vancouver Petrographics Ltd who reported as follows:

“The samples submitted can be subdivided into five different suites. The first suite of samples are volcaniclastic lithologies and the nomenclature used in this report follows the suggestions reported in McPhie et. al. (1993). The components of the deposits are generally poorly sorted, polymict lithic fragments with a grain-size ranging from mudstone to breccia. Only sample 20 showed evidence of volcanic derived lithic fragments, such as microstructural evidence of the compaction of the lithic fragments under high temperature conditions and possibly devitrified spherulites. In the same sample, the coexistence of rounded and angular fragments indicates syn-eruptive re-sedimentation of primary deposits.

The second group of samples show a more intense alteration and they are possibly the altered equivalent of the volcaniclastic lithologies described above. Alteration products include clay, quartz and white mica, albite, chlorite and tourmaline

The third group of samples show flow microstructures and a possibly rhyo-dacitic composition.

The fourth group are porphyritic andesites with differing alteration products. One sample is altered by a biotite-white mica-quartz-pyrrhotite-chalcopyrite-sphalerite assemblage and another sample is altered by a weak to subtle clay alteration.”

Material from BW 59 was tested by Inspectorate Labs Metallurgical Division which reported that:

“The principle (sic) minerals observed in the BW-59 Drill Hole Composite were non-opaque phases (90.02% average by optical analysis), which X-ray diffraction analysis indicates consist primarily of quartz (39.1% average), micas (27.9% average), orthoclase (17.0% average), clays (8.3% average), and minor calcium sulfates (1.8% average) and carbonates (0.5% average). The divergence in agreement between optical and XRD analysis is due mainly to the inability of XRD to detect amorphous limonite and subsequent overstating of the remnant phases; XRD analysis reflects only those components that are crystalline. Pyrite (3.96% average), iron oxides (limonite, hematite, magnetite and goethite, 3.88% average) and pyrrhotite (1.14% average) were the principle opaque phases. Ore minerals included sphalerite (0.77% average), chalcopyrite (0.23% average), cubanite (0.03% average), and traces of tetrahedrite, chalcocite and dioptase. Chalcopyrite and cubanite were occasionally tightly intergrown. Sphalerite rarely alters to bianchite. Principle other minerals included tetrahedrite, chalcocite, dioptase, rutile and ilmenite (traces of each), with a few particles of graphite observed. Dioptase and bianchite are only partially observable by reflected light microscopy, and a transmitted light study would better quantify their presence.”

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Twenty-one samples were submitted to Eco Tech labs in 2009 for whole rock lithogeochemical analyses.  The aim of this study was to constrain the geochemical fingerprint of the host volcanic rocks by providing insight into the tectonic affinity, geochemical classification, and petrological evolution.  Sample selection was primarily based on gaining a representative suite of volcanic rock types observed during the 2009 drill program.  Below is a brief summary of an internal report that details the results of the lithogeochemistry study.

Owing to the intensity of silica and clay alteration only immobile trace elements (e.g., Ti, Y, Nb, Th, Zr etc) are used for volcanic rock classification and geochemical modeling.  For example, the classic TAS diagram plots Blackwater rocks as andesite, dacites, and rhyolites because of increasing SiO2 concentrations.  On the basis of lithologic observation we know that SiO2 is largely secondary therefore discriminating on the basis of SiO2 is highly suspect. Blackwater volcanic rocks are geochemically classified as andesites on the basis of a revised Zr/TiO2 vs. Nb/Y plot (Figure 7-3) using only immobile elements. The trend observed in the TAS diagram is likely a result of silica alteration.  On a chondrite normalized REE (rare earth element) spider diagram (Figure 7-3) a pronounced negative Eu anomaly is observed in most samples and indicates that feldspar was conserved during melting and resides in the source.  This has implications for the mineralogy of the source and therefore the potential of a feldspar porphyritic source is plausible.  Also, the fractionated pattern observed in the plot (e.g., depletion of heavy REEs to light REEs) is indicative of garnet residing is the source as heavy REEs preferentially reside in garnet during partial melting.  Garnet is commonly observed as clasts in Blackwater volcaniclastic rocks and based on geochemistry it is likely that they originated from the source.  The commonly used tectonic discrimination diagrams for felsic volcanic rocks (e.g. Figure 7-3; Rb vs. Y+Nb diagram) plot Blackwater rocks as volcanic arc related.  These diagrams have little use for distinguishing volcanic rocks in this area as all volcanic rocks of Jurassic to Eocene age have an arc affinity (Diakow et al. 1997).  Furthermore, there has been little geochemistry published in literature on volcanic rocks in the Nechako Plateau therefore distinguishing between Jurassic and Cretaceous/Eocene volcanism on the basis of this limited geochemistry is not presently attempted.

In a plot of Au vs. SiO2 (Figure 7-3) it is observed that rocks with the highest SiO2 content are not necessarily correlated with higher gold content.  The samples that yielded the highest gold assays are mostly confined to SiO2 concentrations of 63.5-66%.  This indicates that gold precipitation is likely associated with hydrothermal alteration but not necessarily restricted to the most intense phase of alteration.  This implies that the primary target at Blackwater is also proximal to the siliceous pipes where the intensity of silica alteration is somewhat weaker.

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Figure 7-3 Lithogeochemistry plots

Alteration assemblages at Blackwater indicate neutral pH fluid at mesothermal temperatures as illustrated in Figure 7-4. Sampling for this work was done by Andre Panteleyev in 2009 and the PIMA work was done by Kim Heberlein. The diagram is after Corbett and Leach (1997)

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Figure 7-4 Alteration assemblages

8           DEPOSIT TYPE

What is known of the Blackwater deposit is exclusively from drilling. Host rocks are not exposed but are thought to occupy a roughly 5 square kilometer area east of a north trending fault which juxtaposes younger Ootsa Lake Group strata and south of a similar fault north of which the same relationship is hypothesized.

Blackwater has the characteristics of, and is considered to be, a low sulphidation epithermal gold-silver deposit. Mineralization occurs in stratigraphically chaotic volcanic rocks of Late Cretaceous age emplaced through and on Hazelton Group strata. The rocks are extensively hydrofractured and silicified and in association with pervasive stockwork and disseminate fine grained pyrite and other sulphide minerals distributed throughout. Gold is mainly associated with the sulphide minerals as gold grains between 5 and 50 microns across.

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Figure 8-1 illustrates the hypothesized relationship of the mineralized volcanic rocks to surrounding strata.

Figure 8-1 Cross section of conceptual model

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9           EXPLORATION

The Project was discovered in 1973. Since then a wealth of data has been collected on the property by the various operators. These data are publicly available where filed for assessment. For example, complete soil geochemical data were collected over the property. Ground total magnetic field data were also collected. A pole-dipole IP survey was carried out as part of the pre Richfield work. These data have been digitized, synthesized and reinterpreted and are used to help guide the current work on the property.

9.1           Geophysical Surveys

During 2010 Richfield contracted Quantec Geoscience Ltd of Toronto to conduct a 17.5 line kilometer deep focus Induced Polarization (‘IP’)-Resistivity survey on five 3.5 km long north-south lines spaced 400 meter apart. Results of the survey have been reported and interpreted in terms of drill data. Excellent correspondence is seen between IP chargeability and known mineralization and the IP data helps guide the drilling.

Figure 9-1 is a view looking northwest across the IP survey area showing chargeability variation across the Project.  Figure 9-2 is a plot of the chargeability data through the centre of the mineralized zone.  The high near-surface zone between 2500 and 3500N coincides with the gold mineralization.

Figure 9-1 IP Chargeability - 2010 Quantec survey

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Figure 9-2 N-S section chargeability data near centre of the mineralized zone

10         DRILLING

A total of 193 core holes (56,320 m) have been drilled in the Project area between 1985 and the end of June 2011.  The details of the programs are summarized in Table 10-1.

Table 10-1 Core drilling summary to July 2011
Series	Year	Company	Holes Drilled	Total meters	Comments	Intervals Assayed	Meters Assayed
DAV 3 TO DAV 8	1981	Granges	4	310.86	no assays	NA	NA
DAV 9 TO DAV 31	1987	Granges	23	2,617.13		1,656	2,080.53
BD 92-32 TO BD 92-36	1992	Granges	5	788.50		425	571.76
DAV 94-37 TO DAV 94-41	1994	Granges	5	761.68		370	368.75
	Subtotal	Granges	37	4,478.17		2,451	3,021.04

DAV 05-01 TO DAV 05-05	2005	SQI	5	938.65		335	674.60
DAV 06-06 TO DAV 06-07	2006	SQI	2	393.97		137	273.99
	Subtotal	SQI	7	1,332.62		472	948.59

BW0042 TO BW0059	2009	RVC	18	3,664.95		3,408	3,413.62
BW0060 TO BW0116	2010	RVC	57	21,337.03		20,034	20,219.03
BW0117 TO BW0175	2011	RVC	59	19,733.74		18,243	18,840.35
	Subtotal	RVC	134	44,735.72		41685	42,473.00
BW0176 TO BW0186 +Met	Jun-11	New Gold	15	5,773.24		5,284	5,370.72
	Total	All	193	56,319.75		49,892	51,813.35

No analytical data was available for 33 RC holes completed in 1986 by Granges and their precise locations are uncertain.

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10.1           Historic Drilling

Between 1981 and 1986, 4 core holes were drilled for a total 311 meters by Granges Inc. The helicopter supported winkie drill had difficulty with the ground conditions and some holes did not reach target depths. Drilling focused on northern parts of the property. Results of this early drilling including drill logs, assays and core have not been located.

During the 1986 season 34 percussion drill holes were completed for a total 1,524 meters. As with data for the earlier drilling, and despite thorough search, the drill logs and assays could not be located.

During 1987 some 23 diamond drill holes (2617.13 meters) were completed on the Gold and Silver Zones. Drill logs and assay data were filed for assessment and drill core is stored on the property. The core was re-logged and the data were reviewed by Richfield.

In 1992, 788.5 meters were drilled in five holes focused mainly southwest of the Gold Zone and on the Dave claim. Logs and assays were filed for assessment and core is stored on the property.  This core was also re-logged by Richfield in 2010.

Five holes were drilled in 1994 for a total 761.68 meters. The data was filed for assessment and the core stored. The data have been reviewed and the core re-logged by Richfield.

Silver Quest drilled five holes in 2005 for a total 938.65 meters and another two holes in early 2006 for 393.97 meters. The holes were widely dispersed. The later drilling focused on the Quest Zone (holes DAV 05-02, DAV 06-06 and DAV 06-07). Cumulative drilling to the end of 2006 was 5,810.79 meters in 44 holes.

Location of historic drilling is listed in Table 10-2Table 10-2 Historic drilling summary.  Significant intercepts are shown in Table 10-3.

Table 10-2 Historic drilling summary

DDH	EAST	NORTH	ELEV (m)	DEPTH (m)	YEAR
DAV 3	375765.25	5893261.91	1535.00	97.56	1985
DAV 4	375195.23	5893222.61	1568.00	67.37	1985
DAV 7	376033.43	5893482.70	1507.00	67.37	1985
DAV 8	374988.06	5893518.94	1513.00	78.56	1985
DAV 9	375778.58	5893132.71	1531.47	155.75	1987
DAV 10	375663.55	5893227.34	1532.43	19.51	1987
DAV 11	375666.30	5893256.30	1520.92	139.30	1987
DAV 12	375567.59	5893233.73	1550.00	137.80	1987
DAV 13	375954.10	5893477.50	1510.00	110.00	1987
DAV 14	375854.41	5893410.76	1518.00	125.90	1987
DAV 15	375238.12	5893616.54	1508.00	141.70	1987
DAV 16	375243.03	5893482.37	1521.00	152.70	1987
DAV 17	375142.62	5893591.92	1502.81	134.40	1987
DAV 18	375161.82	5893301.01	1529.24	65.80	1987
DAV 19	375716.26	5893223.41	1529.83	145.70	1987
DAV 20	375816.04	5893256.92	1516.43	144.20	1987
DAV 21	375661.74	5893263.62	1546.00	100.30	1987

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DDH	EAST	NORTH	ELEV (m)	DEPTH (m)	YEAR
DAV 22	375777.54	5893087.86	1543.61	161.80	1987
DAV 23	375633.68	5893223.70	1548.00	82.60	1987
DAV 24	375643.37	5893275.73	1534.62	32.50	1987
DAV 25	375650.66	5893201.67	1550.00	71.93	1987
DAV 26	375718.94	5893094.52	1550.45	145.70	1987
DAV 27	375696.47	5893040.74	1556.83	185.00	1987
DAV 28	375643.37	5893032.65	1571.55	153.01	1987
DAV 29	375599.67	5893005.99	1576.00	95.10	1987
DAV 30	375639.26	5893281.14	1544.00	60.96	1987
DAV 31	375840.62	5893169.55	1523.59	55.47	1987
BD 92-32	374522.39	5893772.59	1475.00	152.40	1992
BD 92-33	375477.42	5893085.64	1575.01	183.80	1992
BD 92-34	375591.60	5892870.26	1603.39	144.80	1992
BD 92-35	375386.29	5892935.95	1606.06	171.30	1992
BD 92-36	375470.63	5893186.87	1558.25	136.20	1992
DAV 94-37	375607.00	5892606.00	1632.00	152.40	1994
DAV 94-38	375420.86	5892783.20	1624.92	167.64	1994
DAV 94-39	374749.00	5892011.00	1689.00	88.90	1994
DAV 94-40	374456.00	5891639.00	1739.00	185.10	1994
DAV 94-41	374977.14	5892618.34	1629.00	167.64	1994
DAV 05-01	375234.61	5893611.26	1494.88	302.97	2005
DAV 05-02	375081.00	5893000.00	1603.00	237.60	2005
DAV 05-03	375641.93	5893710.96	1500.00	52.43	2005
DAV 05-04	375635.25	5893711.13	1501.00	209.40	2005
DAV 05-05	375870.99	5893003.80	1562.00	136.25	2005
DAV 06-06	375029.21	5892960.49	1599.00	156.97	2006
DAV 06-07	375048.00	5893035.87	1595.00	237.00	2006

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Table 10-3 Historic drilling – significant intercepts

Hole	From	To	Width	Au g/t	Ag g/t
DAV 05-02	96.00	162.00	66.00	1.76	6.0
DAV 06-06	47.00	79.00	32.00	3.33
DAV 06-07	35.66	56.00	20.34	0.96
	66.00	68.00	2.00	0.88
DAV 11	57.00	110.80	53.80	3.43	5.8
	117.20	138.70	21.50	0.74	1.4
DAV 12	44.80	67.70	22.90	0.69	3.6
DAV 15	101.80	118.60	16.80	0.03	42.7
	128.30	141.70	13.40	0.03	35.7
DAV 16	37.20	38.70	1.50	0.07	35.1
DAV 19	82.40	130.50	48.10	2.02	6.6
DAV 21	55.30	72.10	16.80	1.53	9.4
DAV 22	16.80	31.70	14.90	0.59	2.1
DAV 23	40.80	60.20	19.40	0.82	3.9
DAV 26	85.04	126.58	41.54	0.80	4.0
DAV 27	172.67	181.66	8.99	1.84	1.5
DAV 28	48.92	69.80	20.88	0.50	12.2
DAV 29	77.57	91.44	13.87	1.27	12.4
DAV 9	33.38	102.08	68.70	1.15	5.2
BD 92-33	66.00	162.00	96.00	0.73	5.2
BD 92-34	118.90	138.50	19.60	0.61	8.8
BD 92-35	150.00	171.30	21.30	1.41	1.8
DAV 94-37	82.00	123.00	41.00	0.64	6.0
	139.00	152.40	13.40	1.14	6.5
DAV 94-38	20.00	36.00	16.00	0.53	4.9

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10.2           Recent Drilling Aug 2009 – July 2011

Richfield began drilling at Blackwater in August 2009 and during that year drilled 18 holes for a total 3,368.58 meters. During 2010 Richfield drilled a further 58 holes (including one water well) for a total 21,585.56 meters. Following completion of work requirements for the option agreements on the Davidson, Dave and Jarrit properties the 2010 drilling focused on the Dave and Jarrit claims. Between January and June 2011, Richfield completed 59 core holes for a total of 19733.74 meters. In June 2011 New Gold took over as operator and completed an additional 18 core holes (6859 m) by the end of the month.  Drill hole collar details are listed in Table 10-4.  The drill hole layout is illustrated in Figure 10-1.

Table 10-4 2009-2011 drill hole summary

DDH	EAST	NORTH	ELEV (DEM)	TD	YEAR
BW 42	375682.83	5893212.29	1535.31	254.20	2009
BW 43	375727.04	5893130.29	1543.07	307.54	2009
BW 44	375591.81	5893014.61	1568.47	181.66	2009
BW 45	375587.12	5892875.17	1583.78	186.70	2009
BW 46	375591.00	5892746.00	1601.30	215.50	2009
BW 47	375426.74	5892772.90	1615.39	102.47	2009
BW 48	375295.69	5892956.22	1593.24	159.11	2009
BW 49	375155.80	5892976.10	1589.99	149.96	2009
BW 50	375274.85	5893100.82	1576.92	113.39	2009
BW 51	375088.91	5893098.97	1564.89	123.14	2009
BW 52	374897.49	5892947.88	1548.84	146.91	2009
BW 53	374892.84	5892945.39	1560.05	165.20	2009
BW 54	375389.64	5893297.97	1550.00	143.87	2009
BW 55	375582.00	5893245.34	1549.00	143.87	2009
BW 56	375687.32	5893401.27	1529.00	118.57	2009
BW 57	375588.87	5892747.82	1604.38	259.70	2009
BW 58	375311.32	5892805.27	1603.19	260.60	2009
BW 59	375427.12	5892957.49	1596.32	588.87	2009
BW 60	375498.5	5892947.4	1590.2	422.45	2010
BW 61	375494.8	5893046.6	1594.2	355.40	2010
BW 62	375494.0	5893036.1	1578.6	366.98	2010
BW 63	375347.7	5892991.4	1585.4	447.14	2010
BW 64	375582.7	5892752.7	1601.0	306.93	2010
BW 65	375586.5	5892751.9	1608.9	297.48	2010
BW 66	375204.8	5892853.8	1598.0	427.33	2010
BW 67	375204.0	5892846.8	1590.4	378.69	2010
BW 68	375203.8	5892852.8	1598.2	431.44	2010
BW 69	375609.0	5892612.5	1625.4	290.27	2010
BW 70	374959.4	5892854.2	1583.7	289.86	2010
BW 71	375004.9	5892860.5	1585.2	348.39	2010
BW 72	375092.6	5892854.9	1595.9	362.58	2010
BW 73	375059.0	5892845.4	1594.2	369.42	2010
BW 74	375797.2	5892746.8	1589.2	261.51	2010
BW 75	375252.2	5892850.4	1594.6	529.74	2010
BW 76	375747.0	5892745.7	1592.8	377.95	2010
BW 77	375299.8	5892852.8	1598.7	505.36	2010

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DDH	EAST	NORTH	ELEV (DEM)	TD	YEAR
BW 78	375700.8	5892745.5	1598.9	332.84	2010
BW 79	375646.8	5892745.4	1597.0	362.1	2010
BW 80	375349.3	5892846.4	1594.4	367.59	2010
BW 81	375796.3	5892703.4	1595.5	321.11	2010
BW 82	375398.2	5892849.2	1606.0	426.1	2010
BW 83	375753.6	5892709.3	1601.5	278.89	2010
BW 84	375451.7	5892853.9	1610.4	392.13	2010
BW 85	375496.1	5892840.7	1604.3	453.54	2010
BW 86	375696.7	5892696.6	1605.5	303.89	2010
BW 87	375553.7	5892845.6	1592.6	456.59	2010
BW 88	375646.3	5892694.2	1610.7	342.29	2010
BW 89	375605.0	5892840.8	1592.2	395.63	2010
BW 90	375894.4	5892748.0	1569.2	314.9	2010
BW 91	375549.1	5892797.8	1600.9	474.88	2010
BW 92	375650.00	5892850.00	1598.36	377.3	2010
BW 93	375300.00	5892750.00	1614.82	401.73	2010
BW 94	375350.00	5892750.00	1615.92	346.86	2010
BW 95	375000.00	5892750.00	1607.55	288.9	2010
BW 96	375850.00	5892850.00	1581.55	379.78	2010
BW 97	375500.00	5892750.00	1620.78	365.15	2010
BW 98	375100.00	5892750.00	1610.30	435.25	2010
BW 99	375750.00	5892850.00	1592.60	346.86	2010
BW 101	375140	5893331	1536	98.15	2010
BW 102	375050	5892800	1600.30	349.91	2010
BW 103	375150.00	5892800.00	1605.30	389.53	2010
BW 104	375950.00	5892600.00	1621.70	261.21	2010
BW 105	375250.00	5892800.00	1610.90	429.16	2010
BW 106	375800.00	5892800.00	1592.20	438	2010
BW 107	375500.00	5892650.00	1630.50	450.49	2010
BW 108	375750.00	5892800.00	1598.30	504.44	2010
BW 109	375450.0	5892800.0	1615.00	450.19	2010
BW 110	375600.0	5892650.00	1630.00	263.04	2010
BW 111	375650.0	5892800.0	1605.70	413.92	2010
BW 112	376000.0	5892750.00	1591.90	415.44	2010
BW 113	375600.0	5892800.0	1611.60	465.73	2010
BW 114	375500.0	5892800.0	1605.70	383.52	2010
BW 115	375850.0	5892800.0	1589.90	315.16	2010
BW 116	375700.0	5892800.0	1603.50	356.01	2010
BW0117	375147.80	5892860.20	1599.86	130.86	2011
BW0118	375699.50	5892843.50	1594.97	386.49	2011
BW0119	375147.80	5892860.20	1599.86	438.00	2011
BW0120	375852.80	5892754.10	1593.61	324.00	2011
BW0121	374848.40	5892848.70	1577.48	285.60	2011
BW0122	375945.20	5892755.00	1588.94	343.81	2011
BW0123	375210.60	5892802.00	1609.59	416.66	2011
BW0124	375947.80	5892695.20	1602.29	340.77	2011

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DDH	EAST	NORTH	ELEV (DEM)	TD	YEAR
BW0125	375193.30	5892742.30	1611.91	129.38	2011
BW0126	375898.00	5892702.80	1600.70	409.65	2011
BW0127	374948.20	5892799.10	1594.70	184.71	2011
BW0128	375848.00	5892703.20	1600.96	306.32	2011
BW0129	375003.10	5892790.00	1601.04	305.71	2011
BW0130	375548.50	5892696.10	1621.25	349.91	2011
BW0131	375097.70	5892799.50	1603.26	358.75	2011
BW0132	375448.00	5892693.20	1624.41	227.99	2011
BW0133	375350.10	5892652.60	1626.11	211.00	2011
BW0134	375494.70	5892704.40	1621.06	287.12	2011
BW0135	375344.80	5892950.00	1606.47	426.11	2011
BW0136	375599.40	5892700.00	1618.49	292.30	2011
BW0137	375794.90	5893201.00	1537.58	319.50	2011
BW0138	375251.80	5892943.70	1602.57	428.85	2011
BW0139	375812.30	5893095.60	1547.87	452.63	2011
BW0140	375696.70	5893203.50	1543.54	319.50	2011
BW0141	375604.30	5893195.50	1550.14	353.00	2011
BW0142	375143.60	5892949.90	1594.77	162.46	2011
BW0143	375706.60	5893097.70	1556.19	350.52	2011
BW0144	375393.60	5893001.00	1598.23	410.00	2011
BW0145	375143.60	5892949.90	1594.77	114.30	2011
BW0146	375095.40	5892952.00	1589.57	416.97	2011
BW0147	375295.10	5892992.00	1598.36	345.00	2011
BW0148	375607.40	5893099.70	1562.72	314.55	2011
BW0149	375002.60	5892950.80	1578.97	434.64	2011
BW0150	375353.80	5893044.80	1589.52	340.40	2011
BW0151	375248.00	5893044.20	1592.54	353.25	2011
BW0152	375398.80	5892903.90	1612.46	382.83	2011
BW0153	375497.00	5893103.60	1571.61	407.82	2011
BW0154	375644.80	5892991.50	1578.16	377.34	2011
BW0155	375203.70	5893053.50	1589.26	375.50	2011
BW0156	375948.90	5893102.00	1536.46	339.44	2011
BW0157	375701.50	5892998.80	1571.81	375.82	2011
BW0158	375150.90	5893051.40	1587.17	371.50	2011
BW0159	375892.20	5893093.90	1542.08	366.67	2011
BW0160	375750.70	5892993.00	1568.45	395.63	2011
BW0161	374941.70	5893299.90	1537.90	350.52	2011
BW0162	375048.90	5893054.00	1579.78	361.50	2011
BW0163	375852.60	5893092.70	1544.76	412.40	2011
BW0164	375796.20	5892993.30	1564.59	382.96	2011
BW0165	375053.70	5893301.50	1541.23	279.81	2011
BW0166	374997.50	5893054.30	1570.77	307.00	2011
BW0167	375497.80	5893197.00	1556.56	269.90	2011
BW0168	375901.30	5892999.00	1554.15	401.10	2011
BW0169	375152.50	5893200.60	1564.09	352.96	2011
BW0170	375160.40	5892905.00	1597.14	449.50	2011
BW0171	375651.30	5893300.70	1538.60	296.57	2011

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DDH	EAST	NORTH	ELEV (DEM)	TD	YEAR
BW0172	375253.50	5893200.10	1568.75	425.20	2011
BW0173	376000.00	5893000.00	1550.23	249.80	2011
BW0174	375746.40	5893300.10	1532.44	233.17	2011
BW0175	375853.80	5893300.30	1526.20	298.09	2011
BW0176	375250.20	5892897.40	1605.66	580.00	2011
BW0177	376096.30	5893000.70	1543.84	491.64	2011
BW0178	376098.10	5892898.00	1557.82	374.30	2011
BW0179	375041.40	5892902.90	1586.91	364.00	2011
BW0180	374889.10	5892754.50	1598.70	377.34	2011
BW0181	374848.30	5893400.70	1511.43	291.69	2011
BW0182	374949.00	5893398.70	1519.03	286.51	2011
BW0183	376001.10	5892896.90	1563.14	325.53	2011
BW0184	375100.00	5893050.00	1584.80	511.00	2011
BW0185	374950.00	5892900.00	1578.54	359.50	2011
BW0186	374950.00	5892700.00	1611.72	375.82	2011
BWMET01	375700.00	5893200.00	1543.72	325.53	2011
BWMET02	375003.10	5892790.00	1601.04	368.20	2011
BWMET03	375900.00	5892700.00	1601.22	352.65	2011
BWMET04	375150.00	5893050.00	1587.28	389.53	2011

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Figure 10-1 Drill hole plan

The tables below list the significant intervals intercepted during the 2009/2010 drill programs based on a cut-off grade of 0.3 g/t Au.  The minimum width reported is 10m and up to 5m internal dilution was accepted.  The mineralized zone is irregular and not tabular in shape and true thickness cannot be determined and was not used as a factor in the resource model.

Table 10-5 Significant intercepts 2009 drilling

Hole	From	To	Width	Au g/t	Ag g/t
BW0042	62.00	94.00	32.00	3.254	9.7
BW0042	119.00	140.00	21.00	0.546	2.7
BW0042	149.00	160.00	11.00	0.384	2.0
BW0043	11.00	115.00	104.00	0.847	5.9
BW0043	161.00	180.00	19.00	1.421	5.6
BW0043	254.00	298.00	44.00	0.756	3.1
BW0044	59.00	116.00	57.00	0.592	2.5
BW0044	122.00	175.00	53.00	1.213	2.8

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Hole	From	To	Width	Au g/t	Ag g/t
BW0045	108.00	126.00	18.00	0.517	3.2
BW0045	141.00	186.50	45.50	0.516	2.2
BW0046	8.25	22.00	13.75	0.652	16.0
BW0046	28.00	146.00	118.00	1.058	6.1
BW0046	163.00	203.00	40.00	1.903	2.8
BW0047	5.70	31.00	25.30	2.844	7.8
BW0047	38.00	56.00	18.00	0.303	3.1
BW0048	13.00	39.00	26.00	0.729	2.6
BW0048	40.00	159.00	119.00	1.404	5.6
BW0049	16.00	26.00	10.00	0.459	6.3
BW0049	77.00	104.00	27.00	0.488	6.9
BW0054	95.00	143.87	48.87	0.379	2.6
BW0055	36.00	65.00	29.00	1.991	5.7
BW0057	11.13	156.00	144.87	0.973	7.8
BW0058	139.00	149.00	10.00	0.296	3.6
BW0058	156.00	171.00	15.00	0.224	1.9
BW0058	203.00	224.00	21.00	0.411	2.2
BW0058	241.00	260.00	19.00	0.814	2.1
BW0059	14.00	56.00	42.00	0.526	1.6
BW0059	61.00	248.00	187.00	1.651	2.6

Table 10-6 Significant intercepts 2010 drilling

Hole	From	To	Width	Au g/t	Ag g/t
BW0060	54.00	98.00	44.00	0.539	1.3
BW0060	108.00	124.00	16.00	0.310	1.7
BW0060	154.00	176.00	22.00	1.117	3.4
BW0060	239.00	256.00	17.00	0.517	1.3
BW0060	289.00	326.00	37.00	0.450	1.1
BW0061	50.00	102.00	52.00	0.453	7.1
BW0061	113.00	126.00	13.00	0.365	2.0
BW0061	159.00	232.00	73.00	0.548	0.7
BW0061	239.00	297.00	58.00	0.433	1.5
BW0062	50.00	64.00	14.00	0.354	4.3
BW0062	101.00	133.00	32.00	1.055	3.2
BW0062	139.00	218.00	79.00	1.248	1.4
BW0062	243.00	258.00	15.00	0.347	4.3
BW0063	33.00	50.00	17.00	0.598	3.1
BW0063	58.00	74.00	16.00	1.543	3.7
BW0063	101.00	346.00	245.00	0.794	3.4
BW0065	54.00	169.00	115.00	1.287	7.9
BW0065	207.00	224.00	17.00	0.878	7.1
BW0064	6.71	82.00	75.29	1.583	10.1
BW0064	105.00	142.00	37.00	1.003	3.8
BW0064	170.00	267.00	97.00	2.498	7.6
BW0065	54.00	139.00	85.00	1.486	9.7
BW0065	207.00	224.00	17.00	0.878	7.1
BW0066	23.00	93.00	70.00	0.928	2.8
BW0066	231.00	252.00	21.00	0.516	3.4
BW0067	25.00	49.00	24.00	0.536	2.5

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Hole	From	To	Width	Au g/t	Ag g/t
BW0067	130.00	184.00	54.00	0.816	3.0
BW0067	191.00	204.00	13.00	0.302	2.6
BW0068	51.00	142.00	91.00	2.902	9.6
BW0068	158.00	272.00	114.00	0.595	3.1
BW0069	179.00	213.00	34.00	0.611	5.9
BW0070	16.00	31.00	15.00	0.767	7.0
BW0070	180.00	209.00	29.00	2.141	2.8
BW0070	228.00	289.86	61.86	0.706	1.0
BW0071	76.00	283.00	207.00	1.715	4.5
BW0072	31.00	58.00	27.00	0.427	6.8
BW0072	71.00	148.00	77.00	0.552	2.4
BW0072	278.00	306.00	28.00	0.901	6.2
BW0072	311.00	362.58	51.58	0.828	5.8
BW0073	49.00	143.00	94.00	0.746	2.4
BW0073	205.00	222.00	17.00	0.501	4.1
BW0073	231.00	245.00	14.00	0.629	4.4
BW0073	274.00	367.00	93.00	0.776	4.5
BW0074	163.00	193.00	30.00	2.752	15.7
BW0074	206.00	225.00	19.00	1.027	4.3
BW0075	68.00	252.00	184.00	1.573	9.1
BW0076	99.00	144.00	45.00	0.821	4.1
BW0076	149.00	192.00	43.00	5.489	8.6
BW0077	116.00	145.00	29.00	0.548	3.0
BW0077	180.00	192.00	12.00	0.326	10.3
BW0078	98.00	112.00	14.00	1.346	5.6
BW0078	126.00	143.00	17.00	0.831	5.1
BW0078	176.00	238.00	62.00	2.018	13.6
BW0079	21.00	72.00	51.00	1.290	10.1
BW0079	103.00	124.00	21.00	0.774	7.2
BW0079	144.00	173.00	29.00	0.452	2.1
BW0079	195.00	301.00	106.00	0.959	3.6
BW0080	13.00	42.00	29.00	1.072	3.7
BW0080	146.00	164.00	18.00	0.418	2.2
BW0081	35.00	113.00	78.00	0.814	7.2
BW0081	127.00	176.00	49.00	1.137	11.7
BW0081	183.00	220.00	37.00	1.645	8.7
BW0082	2.40	32.00	29.60	0.870	5.8
BW0082	42.00	55.00	13.00	0.798	4.5
BW0082	120.00	147.00	27.00	0.812	4.8
BW0082	343.00	356.00	13.00	0.351	7.8
BW0083	58.00	134.00	76.00	1.627	6.5
BW0083	142.00	196.00	54.00	1.060	5.1
BW0083	208.00	224.00	16.00	0.307	2.9
BW0084	4.00	34.00	30.00	0.818	2.9
BW0084	130.00	144.00	14.00	0.817	2.7
BW0084	153.00	163.00	10.00	0.725	2.2
BW0085	4.00	28.00	24.00	0.909	3.2
BW0085	56.00	70.00	14.00	0.429	6.6
BW0085	97.00	113.00	16.00	1.416	4.3
BW0085	192.00	206.00	14.00	0.398	14.4

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole	From	To	Width	Au g/t	Ag g/t
BW0085	271.00	293.00	22.00	0.499	7.9
BW0086	89.00	136.00	47.00	0.510	5.2
BW0086	143.00	161.00	18.00	0.883	8.8
BW0086	274.00	294.00	20.00	0.321	4.4
BW0087	47.00	65.00	18.00	0.519	5.0
BW0087	72.00	156.00	84.00	3.398	4.1
BW0087	303.00	316.00	13.00	4.329	13.4
BW0088	155.00	168.00	13.00	0.379	13.5
BW0089	19.00	48.00	29.00	0.955	7.6
BW0089	61.00	74.00	13.00	0.582	4.2
BW0089	80.00	102.00	22.00	1.406	4.1
BW0089	108.00	124.00	16.00	0.399	3.2
BW0090	71.00	219.00	148.00	1.772	8.5
BW0090	252.00	291.00	39.00	2.986	8.2
BW0091	7.00	27.00	20.00	8.292	31.9
BW0091	34.00	179.00	145.00	2.568	8.2
BW0091	293.00	319.00	26.00	0.709	63.1
BW0091	436.00	452.00	16.00	0.529	1.3
BW0092	27.00	52.00	25.00	0.707	12.2
BW0092	108.00	129.00	21.00	0.811	14.7
BW0092	214.00	246.00	32.00	0.946	4.6
BW0092	297.00	315.00	18.00	0.525	5.4
BW0093	167.00	181.00	14.00	0.542	1.3
BW0094	3.05	21.00	17.95	3.869	9.6
BW0094	42.00	52.00	10.00	0.530	0.9
BW0094	186.00	197.00	11.00	0.336	0.8
BW0094	329.00	346.86	17.86	0.653	2.9
BW0095	105.00	116.00	11.00	1.711	2.3
BW0095	124.00	139.00	15.00	0.508	1.8
BW0095	194.00	204.00	10.00	1.274	2.4
BW0097	3.00	53.00	50.00	0.864	5.4
BW0097	74.00	195.00	121.00	0.842	5.4
BW0098	130.00	165.00	35.00	0.553	3.5
BW0098	183.00	205.00	22.00	0.555	4.2
BW0099	127.00	137.00	10.00	1.265	12.7
BW0099	185.00	195.00	10.00	0.478	1.4
BW0099	239.00	254.00	15.00	0.507	1.2
BW0102	58.00	68.00	10.00	0.454	0.8
BW0102	202.00	242.00	40.00	0.501	1.8
BW0102	291.00	328.00	37.00	1.202	9.4
BW0103	40.00	100.00	60.00	0.640	1.7
BW0103	107.00	119.00	12.00	0.555	9.0
BW0103	129.00	158.00	29.00	1.510	3.5
BW0103	160.00	176.00	16.00	0.586	5.8
BW0103	177.00	192.00	15.00	0.938	11.9
BW0103	194.00	262.00	68.00	2.314	8.5
BW0103	332.00	364.00	32.00	2.395	11.9
BW0105	35.00	36.00	1.00	0.320	2.0
BW0105	51.00	78.00	27.00	0.620	4.4
BW0105	120.00	148.00	28.00	0.386	2.6

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole	From	To	Width	Au g/t	Ag g/t
BW0106	42.00	78.00	36.00	2.102	15.2
BW0106	83.00	111.00	28.00	1.736	18.8
BW0106	112.00	124.00	12.00	18.780	53.8
BW0106	126.00	155.00	29.00	0.632	9.3
BW0106	158.00	173.00	15.00	0.421	2.6
BW0106	177.00	202.00	25.00	0.539	3.9
BW0106	220.00	247.00	27.00	0.954	4.3
BW0107	87.00	117.00	30.00	0.357	2.2
BW0107	134.00	186.00	52.00	0.829	4.8
BW0107	195.00	281.00	86.00	0.803	3.6
BW0107	288.00	314.00	26.00	0.367	2.6
BW0107	325.00	339.00	14.00	0.576	1.9
BW0108	45.00	58.00	13.00	0.844	7.9
BW0108	66.00	86.00	20.00	1.756	10.6
BW0108	141.00	152.00	11.00	0.825	2.3
BW0108	177.00	212.00	35.00	1.109	4.1
BW0108	251.00	267.00	16.00	0.702	3.7
BW0109	28.00	39.00	11.00	0.346	5.9
BW0109	63.00	74.00	11.00	0.310	3.1
BW0109	81.00	105.00	24.00	0.938	4.4
BW0109	129.00	157.00	28.00	3.986	5.5
BW0110	3.00	57.00	54.00	0.463	6.1
BW0110	137.00	155.00	18.00	1.036	4.7
BW0111	43.00	62.00	19.00	0.617	14.1
BW0111	74.00	96.00	22.00	0.415	4.1
BW0111	155.00	168.00	13.00	0.622	3.3
BW0111	174.00	189.00	15.00	0.420	2.4
BW0111	202.00	245.00	43.00	0.584	4.1
BW0112	97.00	129.00	32.00	0.606	5.1
BW0112	142.00	184.00	42.00	2.555	9.7
BW0112	194.00	214.00	20.00	0.666	4.0
BW0112	230.00	241.00	11.00	0.461	0.5
BW0113	29.00	82.00	53.00	1.889	9.0
BW0113	85.00	110.00	25.00	0.571	8.4
BW0113	125.00	149.00	24.00	1.070	5.3
BW0113	155.00	194.00	39.00	1.000	7.4
BW0113	341.00	360.00	19.00	4.295	10.7
BW0114	6.00	44.00	38.00	2.208	11.1
BW0114	70.00	84.00	14.00	0.503	2.0
BW0114	91.00	175.00	84.00	2.549	3.1
BW0114	182.00	193.00	11.00	0.248	2.6
BW0114	199.00	212.00	13.00	0.741	3.4
BW0114	300.00	314.00	14.00	0.624	3.1
BW0115	125.00	169.00	44.00	1.754	8.8
BW0115	254.00	273.00	19.00	0.769	2.8
BW0115	290.00	306.00	16.00	1.986	4.6
BW0116	6.00	50.00	44.00	0.686	5.0
BW0116	54.00	72.00	18.00	1.032	10.4
BW0116	79.00	97.00	18.00	2.631	14.1
BW0116	116.00	128.00	12.00	8.962	9.0

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Table 10-7 Significant intercepts 2011 drilling

Hole	From	To	Width	Au g/t	Ag g/t
BW0117	41.00	62.00	21.00	0.678	1.2
BW0117	92.00	130.00	38.00	0.545	2.3
BW0118	12.00	111.00	99.00	1.518	10.0
BW0118	194.00	212.00	18.00	2.693	12.3
BW0118	221.00	235.00	14.00	0.409	4.0
BW0119	41.00	64.00	23.00	0.556	1.3
BW0119	102.00	167.00	65.00	1.335	5.2
BW0119	176.00	291.00	115.00	0.605	2.6
BW0119	296.00	337.00	41.00	0.522	2.3
BW0119	350.00	383.00	33.00	0.612	4.0
BW0119	402.00	424.00	22.00	1.590	3.1
BW0120	61.00	145.00	84.00	0.826	9.3
BW0120	160.00	229.00	69.00	4.130	11.9
BW0120	235.00	303.00	68.00	1.542	6.0
BW0121	12.00	31.00	19.00	0.440	2.6
BW0121	57.00	82.00	25.00	0.525	2.1
BW0122	71.00	115.21	44.21	0.385	4.8
BW0122	126.00	142.00	16.00	0.638	26.6
BW0122	148.00	163.00	15.00	0.935	7.1
BW0122	286.00	321.00	35.00	1.200	12.5
BW0123	24.10	61.00	36.90	0.555	3.6
BW0123	71.00	92.00	21.00	2.316	1.9
BW0123	116.00	160.00	44.00	1.955	5.5
BW0123	264.00	279.00	15.00	0.442	2.0
BW0123	344.00	380.00	36.00	0.469	3.7
BW0123	406.00	416.66	10.66	2.963	1.9
BW0124	271.00	327.00	56.00	0.802	6.3
BW0125	115.00	128.00	13.00	3.180	2.5
BW0126	202.00	236.00	34.00	0.567	2.8
BW0126	264.00	320.00	56.00	2.058	22.2
BW0126	329.00	340.00	11.00	0.770	12.7
BW0127	57.00	127.00	70.00	2.236	22.5
BW0127	159.00	184.71	25.71	8.912	58.2
BW0129	49.00	65.00	16.00	3.001	4.9
BW0129	117.00	147.00	30.00	0.868	14.0
BW0129	179.00	303.00	124.00	1.899	19.3
BW0130	23.00	41.00	18.00	0.516	2.3
BW0130	59.00	238.00	179.00	1.077	3.2
BW0130	268.00	316.00	48.00	1.252	1.9
BW0130	323.00	349.91	26.91	0.675	2.4

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole	From	To	Width	Au g/t	Ag g/t
BW0131	145.00	160.00	15.00	0.551	0.5
BW0131	207.00	241.00	34.00	0.724	9.1
BW0131	262.00	276.00	14.00	0.319	4.4
BW0131	311.00	351.00	40.00	0.855	4.0
BW0132	33.00	69.00	36.00	0.459	4.5
BW0134	27.00	59.00	32.00	0.861	4.3
BW0134	77.00	167.00	90.00	2.066	9.2
BW0134	173.00	193.00	20.00	0.459	3.6
BW0134	211.00	224.00	13.00	0.861	3.7
BW0134	242.00	264.00	22.00	0.575	3.3
BW0135	44.00	81.00	37.00	0.467	4.1
BW0135	96.00	178.00	82.00	3.291	5.8
BW0136	3.05	62.00	58.95	0.830	8.6
BW0136	72.00	90.00	18.00	1.252	7.7
BW0136	188.00	217.00	29.00	1.037	3.6
BW0137	183.00	197.00	14.00	0.691	11.5
BW0137	230.00	240.00	10.00	0.348	8.8
BW0137	250.00	286.00	36.00	0.590	9.5
BW0138	2.00	164.00	162.00	1.030	7.4
BW0138	176.00	213.00	37.00	0.617	2.5
BW0139	64.00	78.00	14.00	1.537	5.7
BW0139	127.00	141.00	14.00	0.450	2.5
BW0139	160.00	176.00	16.00	0.553	3.3
BW0139	271.00	285.00	14.00	0.406	2.1
BW0139	364.00	378.00	14.00	4.954	7.1
BW0139	398.00	426.00	28.00	0.369	6.7
BW0139	435.00	452.63	17.63	0.770	18.4
BW0140	24.00	96.00	72.00	1.414	5.0
BW0140	122.00	157.00	35.00	0.499	2.1
BW0141	38.00	63.00	25.00	8.440	10.0
BW0141	87.00	98.00	11.00	0.487	2.6
BW0141	105.00	150.80	45.80	0.663	1.5
BW0141	168.00	188.00	20.00	0.497	0.3
BW0142	52.00	80.00	28.00	0.501	6.5
BW0142	107.00	132.00	25.00	0.433	4.3
BW0143	12.00	122.00	110.00	1.239	12.4
BW0143	146.00	181.00	35.00	0.602	6.0
BW0143	199.00	223.00	24.00	0.680	2.7
BW0143	279.00	321.00	42.00	0.448	2.3
BW0143	328.00	349.00	21.00	1.255	1.4
BW0144	150.00	210.00	60.00	0.789	1.3

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole	From	To	Width	Au g/t	Ag g/t
BW0144	257.00	338.00	81.00	0.383	1.0
BW0145	101.00	113.00	12.00	0.371	0.5
BW0146	47.00	246.00	199.00	1.394	4.9
BW0146	258.00	416.97	158.97	0.834	2.9
BW0147	56.00	98.00	42.00	0.535	2.3
BW0147	149.00	169.00	20.00	0.554	3.2
BW0147	258.00	269.00	11.00	0.408	1.8
BW0147	274.00	284.00	10.00	0.334	0.9
BW0147	300.00	315.00	15.00	1.280	5.8
BW0148	146.00	171.60	25.60	1.748	5.0
BW0148	173.43	186.00	12.57	0.779	2.6
BW0148	188.00	246.00	58.00	0.725	3.0
BW0148	263.00	308.00	45.00	0.601	4.2
BW0149	56.00	66.00	10.00	0.918	3.3
BW0149	205.00	250.00	45.00	0.769	4.2
BW0149	274.02	320.00	45.98	0.516	3.1
BW0149	324.00	354.00	30.00	3.888	6.8
BW0149	360.00	434.64	74.64	1.806	10.6
BW0150	261.00	271.00	10.00	0.623	1.5
BW0151	165.00	208.00	43.00	0.693	1.5
BW0151	229.00	248.00	19.00	0.657	2.7
BW0151	272.00	284.00	12.00	0.364	5.4
BW0151	322.00	343.00	21.00	1.079	5.4
BW0152	86.26	118.00	31.74	0.612	3.7
BW0152	124.00	152.00	28.00	0.951	4.6
BW0152	234.00	254.00	20.00	1.028	3.2
BW0153	44.00	57.00	13.00	1.330	2.3
BW0153	132.00	252.00	120.00	0.961	2.3
BW0153	277.00	304.00	27.00	1.443	2.1
BW0154	17.00	37.00	20.00	1.650	25.3
BW0154	59.00	170.00	111.00	0.634	3.7
BW0154	186.00	227.00	41.00	0.507	2.3
BW0155	147.00	201.00	54.00	0.461	2.4
BW0155	237.00	248.00	11.00	0.538	2.2
BW0156	29.00	41.00	12.00	0.453	4.3
BW0156	87.00	113.00	26.00	1.062	10.0
BW0156	135.00	149.00	14.00	47.946	23.0
BW0156	211.00	226.00	15.00	0.530	17.3
BW0156	253.00	274.00	21.00	0.570	11.4
BW0157	9.75	21.00	11.25	1.343	4.5
BW0157	77.00	217.00	140.00	1.266	8.7

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole	From	To	Width	Au g/t	Ag g/t
BW0158	103.00	266.00	163.00	1.270	6.2
BW0159	161.00	196.00	35.00	1.813	7.8
BW0159	209.00	297.00	88.00	0.750	6.1
BW0159	305.00	341.00	36.00	0.551	2.7
BW0160	106.00	119.00	13.00	0.759	3.1
BW0160	132.00	144.00	12.00	0.428	3.1
BW0161	266.00	276.00	10.00	0.604	10.9
BW0161	282.00	340.00	58.00	0.673	1.8
BW0162	41.00	103.00	62.00	1.190	13.4
BW0162	123.00	221.00	98.00	1.089	11.4
BW0162	235.00	318.00	83.00	2.761	8.8
BW0162	343.00	361.50	18.50	1.133	1.8
BW0163	17.00	41.00	24.00	0.727	3.9
BW0163	264.00	334.00	70.00	1.376	5.2
BW0164	168.00	178.00	10.00	0.483	3.5
BW0164	284.00	297.00	13.00	0.475	5.9
BW0166	130.00	235.00	105.00	0.522	1.1
BW0166	244.00	265.00	21.00	0.491	1.0
BW0167	65.00	76.00	11.00	0.516	3.0
BW0167	166.00	186.00	20.00	0.632	1.0
BW0167	193.00	246.00	53.00	1.069	1.6
BW0169	162.00	175.00	13.00	0.585	7.7
BW0169	247.00	275.00	28.00	0.804	2.8
BW0170	71.00	83.00	12.00	0.872	6.4
BW0170	93.00	104.00	11.00	1.018	7.2
BW0170	114.00	270.00	156.00	1.161	3.5
BW0170	309.00	351.00	42.00	0.586	2.8
BW0170	390.00	437.00	47.00	0.710	2.3
BW0171	121.00	174.00	53.00	0.535	7.2
BW0171	197.00	221.00	24.00	0.700	1.3
BW0172	220.00	237.00	17.00	0.457	0.8
BW0172	246.00	271.00	25.00	0.437	3.5
BW0172	325.00	372.00	47.00	0.369	0.8
BW0172	404.00	422.00	18.00	0.626	1.9
BW0173	126.00	160.00	34.00	0.592	4.8
BW0173	166.00	185.00	19.00	1.925	8.9
BW0174	91.00	108.00	17.00	0.801	6.2
BW0176	41.00	167.00	126.00	1.666	2.6
BW0176	251.00	299.00	48.00	0.538	3.0
BW0179	83.00	307.00	224.00	3.070	7.5
BW0179	327.00	364.00	37.00	2.329	1.7

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole	From	To	Width	Au g/t	Ag g/t
BW0180	77.00	148.00	71.00	1.199	6.1
BW0180	172.00	227.00	55.00	2.250	26.4
BW0183	204.00	241.00	37.00	0.672	4.8
BW0184	47.00	63.00	16.00	0.588	5.2
BW0184	70.00	316.00	246.00	0.580	4.7
BW0184	331.00	378.00	47.00	0.574	4.9
BW0184	394.00	455.00	61.00	0.555	2.5
BW0185	158.00	186.00	28.00	0.548	1.9
BWMET01	27.00	93.00	66.00	0.905	4.1
BWMET02	50.00	72.00	22.00	0.605	2.5
BWMET02	100.00	155.00	55.00	0.487	10.4
BWMET02	175.00	299.00	124.00	2.626	25.3
BWMET03	71.00	81.00	10.00	0.492	2.5
BWMET03	194.00	226.00	32.00	0.727	3.2
BWMET03	252.00	264.00	12.00	0.443	2.6
BWMET03	270.00	298.00	28.00	1.105	12.9
BWMET04	107.00	264.00	157.00	0.719	4.1
BWMET04	308.00	318.00	10.00	0.572	4.0

10.3           Sampling Method and Approach

Drill core is transported from drill to camp by 4-wheel drive vehicle.  Core is logged in a specially built core handling facility. Logging includes geotechnical, magnetic susceptibility and specific gravity measurements taken at regular intervals. Lithology is logged and the core prepared for systematic sampling of at regular 1 meter intervals. Core sawing and sampling are the last steps in core handling.

Logged data is entered into LogChief in tables designed specifically for this Project.  Logging was carried out by Project geologists.  Magnetic susceptibility and conductivity were measured at 10 cm increments along the core with a handheld conductivity and magnetic susceptibility meter (GDD MPP-EM2S+Probe).  This data was stored internally and was downloaded to an excel spread sheet.

Recovery and RQD (Rock Quality Designation) data were measured and recorded in LogChief.  An RQD measurement is the cumulative length of core pieces longer than 10cm in a given core run divided by the total length of that run.  Recovery and RQD measurements were performed by company geotechnical staff.  Core recovery for the 2009/2011 drilling averaged 89% and the median core recovery was 97%.  Poor core recovery often occurs in fault/shear zones.  The average RQD value is 43%.

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11           SAMPLE PREPARATION, ANALYSES AND SECURITY

Sampling for analysis is done systematically on one meter sample composites. Intervals are measured and marked on the core boxes where sample tags are stapled at the beginning of each interval.  Core is sawed in half lengthwise using a diamond saw. Half the core is placed in standard heavy poly sample bags with the pre-printed sample tag in a zip log baggy; the whole is then closed with zip ties. The remaining half core is kept for reference in the core box stored on site at camp.

A certified reference standard, a blank standard, or a duplicate sample is inserted into the sample stream every tenth sample. The certified reference standards used were purchased from supplied by CDN Resource Laboratories Ltd., an independent laboratory in Langley, BC. The reference standards were selected to match the precious metal content range and material type at Blackwater as closely as possible at the start of the exploration program.  However, the certified gold grades of the standards used in the 2010 program were significantly higher than the average grade of around 1 g/t gold. This has since been corrected.

For shipment to the lab, four samples are placed in rice bags with sample ID numbers on each bag and sealed with numbered banker’s security tags.  Between preparation and shipment, a period up to four days, the rice bags with samples are stored at site in a secure area behind the core cutting area.

Samples are transported to Prince George by truck. The driver waits with the samples in the truck until pick up for shipment by ACE Courier.  Samples including the blanks, standards and duplicates, are shipped by bonded courier to Eco Tech Stewart Group Laboratories (“Eco Tech”) in Kamloops, BC.

Eco Tech was used as the primary analytical laboratory and has an ISO 9001:2008 certification.

In the lab standard sample preparation procedures were used. A multi element (28 elements) package with aqua-regia digest (nitric and hydrochloric acids) ICPOES finish coupled with a 30g fire assay with an AA finish was used for multi element and gold analyses respectively.  Overlimit ICP analyses of Ag, Cu, Pb, and Zn were performed on analyses that returned grades of Ag >30g/t, and Cu, Zn, Pb >1%. Assay certificates received from Eco Tech Labs are delivered in a format specified by New Gold to allow instant import to Datashed.

The drill hole and assay database for the Project is administered from the Vancouver office using Maxwell Geoservices products. Drill hole data logged in the field is entered into a LogChief database specifically tailored to the Blackwater Gold Project. LogChief validates this data as it is entered, and the final logs are exported and transferred to the database administrator in Vancouver for import to DataShed, the master database. Additional data validation checks are carried out in DataShed and all logs are checked by the administrator. Access permission for entering and editing data into the database is restricted to the New Gold Corporate Exploration Manager and Database Administrator for the Project.

The database is hosted on the New Gold server which routinely backs up every day to protect the database from any drive failures.

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11.1           Historic Drilling

No records exist regarding QA/QC practices prior to 2005.  The 2005 assessment report by Silver Quest states the following:

Routine duplicate samples were inserted into the sample stream about every 20 samples. Blank samples were inserted into the sample stream about every 40 samples.

A microdiorite sill rock unit was used for the blank samples in the sampling program. This blank rock was collected from diamond drill holes that intersected the sill during historical diamond drilling on Southern Rio's 3T’s property, located about 20 km southwest of the Davidson property. Laboratory results show that the ten blank samples contain from zero to 30 ppb gold and zero to 0.3 ppm silver, therefore no contamination within the laboratory is indicated by the blank sample results.

Duplicate samples were obtained by quartering the drill core sample from the selected interval (splitting one half of the core into two quarters). The two quarter-core samples were then submitted to the assay laboratory as a duplicate pair. Nineteen duplicate pairs were analyzed.

No assessment report was filed in 2006 but it is believed that the same protocol was used for the two core holes completed during that season.

11.2           Standards

As noted above, certified reference standards are inserted systematically into the sample stream. Every tenth sample is a standard, a blank or a duplicate.

The standards used during the 2009, 2010 and 2011 drill programs were used to monitor laboratory performance.  The certified values and “Between Laboratory” two standard deviation limits are shown in Table 11-1.

Table 11-1 Certified reference standard values
Year	Standard	Au g/t (Fire Assay)	Ag g/t	Zn %	Cu %
2009	CDN-PGMS-14	0.259 ± 0.034 g/t
2009	CDN-GS-11A	11.21 ± 0.87 g/t
2009	CDN-GS-3E	2.97 ± 0.27 g/t
2010	CDN-GS-3F	3.10 ± 0.24 g/t
2010	CDN-GS-7B	6.42 ± 0.46 g/t
2009	CDN-ME-1	0.87 ± 0.09 g/t	39.3 ± 4.6 g/t	0.347 ± 0.028%
2010	CDN-ME-2	2.10 ± 0.11 g/t	14.0 ± 1.3 g/t	1.35 ± 0.10%
2011	CDN-CGS-22	0.64 ± 0.06			0.725 ± 0.028
2011	CDN-GS-1G	1.14 ± 0.09
2011	CDN-GS-1P5D	1.47 ± 0.15
2011	CDN-GS-3H	3.04 ± 0.23

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Year	Standard	Au g/t (Fire Assay)	Ag g/t	Zn %	Cu %
2011	CDN-GS-P4A	0.438 ± 0.032
2011	CDN-GS-P7B	0.71 ± .07	13.4 ± 1.6

Upon receipt of the assay data the standards are carefully examined and compared with accepted values. For standards a result within two standard deviations from the mean of the certified standard were deemed to pass. No unacceptable standard verification results were found in 2010 and one was found in 2009. Five instances were found where a blank was inserted into the sample stream instead of a standard. Five cases of misclassified standards being inserted were also noted.

The average standard grades from Eco Tech compared closely with the certified grades except for CDN-GS-3E where the average grade of 78 samples was almost 10% higher (3.26 vs. 2.97 g/t).  Examination of the CRM certificate revealed one of the round robin tests returned similar levels so the certified value may not be completely reliable.  When performance limits were adjusted for the bias the results were deemed acceptable with one failure. Use of this standard was discontinued at the end of 2009.

11.3           Duplicate Samples

Assay results for duplicates were compared to those for the original sample and statistical plots were prepared for comparison.  A total of 1495 field duplicate results were examined; 14% of which were duplicate half core with the remainder quarter core duplicates.  Two of the samples were suspected of being misclassified and excluded from statistical analysis.  No significant sample bias was evident in the statistics (Table 11-2) or scatterplot (Figure 11-1).

Table 11-2 Field duplicate statistics
	HALF CORE		QUARTER CORE		COMBINED
	Original	Duplicate	Original	Duplicate	Original	Duplicate
n	181	181	1314	1314	1495	1495
Min	0.02	0.02	0.02	0.02	0.02	0.02
Max	8.55	12.70	59.50	82.00	59.50	82.00
Mean	0.51	0.59	0.49	0.53	0.50	0.54
Median	0.17	0.16	0.12	0.13	0.13	0.13
Var	1.42	2.74	6.33	8.96	5.74	8.21
Std Dev	1.19	1.66	2.52	2.99	2.40	2.86
CV	2.34	2.82	5.09	5.65	4.83	5.34

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Figure 11-1 Scatterplot of field duplicate results (2009-2011)

The Thompson-Howarth plot for Au in the field duplicates is shown in Figure 11-2.  The precision values for the core duplicates measure the cumulative error in the sampling, preparation and analytical processes. At the 95% confidence level and at 0.5 g/t Au, the precision values indicate about a ± 17% error.  This is in the normal range for gold deposits which can often have greater than a ± 20% cumulative error.

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Figure 11-2 T-H plot for field duplicates

For a check on the primary assays by another laboratory every thirtieth reject from holes BW0060 to BW0090 was sent to Acme Labs of Vancouver, BC for check assay by staff at the Eco Tech Stewart Group Laboratories. Assay data were sent by Acme to Richfield as pdf and xls files.  Results up to hole BW 90 have been received to date totaling 397 samples.  The statistical comparison (Table 11-3 and scatterplots (Figure 11-3) indicate that ACME has a very minor high bias which is not considered significant.

Table 11-3 Pulp duplicate recheck statistics
	Original Eco Tech Lab	Duplicate ACME Lab
n	397	397
Min	0.00	0.00
Max	22.80	24.70
Mean	0.60	0.63
Median	0.13	0.14
Var	3.58	3.63
Std Dev	1.89	1.90
COV	3.17	3.02

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Figure 11-3 Pulp recheck scatterplots

The Thompson-Howarth plot for Au in the field duplicates is shown in Figure 11-4.  The precision values for the core duplicates measure the cumulative error in the sampling, preparation and analytical processes. At the 95% confidence level and at 0.5 g/t Au, the precision values indicate about a ± 9% error.

Figure 11-4 T-H plot for pulp duplicates

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11.4           Blanks

Blanks used in this Project and inserted into the sample stream derive from outcrop of a barren granodiorite exposed about 10 km north of the mineralized zone. Before use as blanks 13 samples of this material were analyzed at was analyzed at Eco Tech Stewart Group Laboratories.

Upon receipt of the assay data the blanks are carefully examined and compared with accepted values. Assay results for blanks were uniformly below or at detection limit for gold. For other elements the blanks show good consistency giving confidence that the same material was being used in each instance.

11.5           Conclusions

QA/QC with respect to the results received to date for the 2009, 2010 and 2011 exploration programs is acceptable and protocols have been well documented.  A lower level of QA/QC exists for the seven drill holes completed between 2005 and 2006 but it is believed to be sufficient to support a resource estimate.  Data from holes drilled between 1981 and 1994 have no documented QA/QC information and they are not deemed acceptable for use in resource grade estimation.

The author recommends acquiring some lower grade Au standards as the ones presently in use are over twice the average grade of the deposit.  Two standards of approximately 0.4 and 1 g/t gold levels would be appropriate.

It is the author’s opinion that sample preparation, security and analysis meets or exceeds industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.

12           DATA VERIFICATION
12.1           Site Visit

The author visited the site on December 13, 2010 and on September 8, 2011.  The purpose of the visits was to review the geology and mineralization encountered in the drill holes completed to date.  In addition, drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structure were reviewed.

Four samples of drill core were collected by the author in 2010 and submitted for assay.  Results were consistent with those from the intervals in which they resided (Table 12-1).  No samples were collected during the 2011 site visit.

Six drill hole collar locations were also verified by GPS readings.

Table 12-1  Assay results from samples collected during site 2010 visit
Sample	Dhole	Depth	Assay g/t Au	Assay Interval	Au_g/t
B2-81A	BW0081	192	0.384	192-193	0.51
BW-81B	BW0081	191	0.210	191-192	0.51
BW-87A	BW0087	133.5	15.93	133-134	3.53

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Sample	Dhole	Depth	Assay g/t Au	Assay Interval	Au_g/t
BW-87B	BW0087	146.5	0.603	146-147	0.75

The author is of the opinion that the data is adequate support a mineral resource estimate as defined under NI 43-101.

13           MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical testing on samples from the Project was carried out on composites from three drill holes drilled in 2009. The work was carried out in early 2010 by the Metallurgical Division of Inspectorate Exploration and Mining Services Ltd. in Richmond BC.

The composite samples are of drill core from BW 43, BW 46 and BW 59. Samples are of selected sections from the three drill holes and represent different rock and alteration types; the samples are of drill core sawed in half lengthwise.

The samples responded well to direct whole ore cyanidation tests with an average of 92% gold recovery across three tests at different conditions on each composite (9 tests in total). Accessory silver was recovered at an average of 47%.

The three composites were also subjected to flotation testing to produce a bulk sulphide concentrate under three different grinding and reagent conditions. The samples also responded well to this test and the best recoveries obtained under one set of test conditions returned an average for the three composites of 94% of the gold and silver reporting to the bulk sulphide concentrate.

The composites were also subjected to direct gravity concentration. The samples responded well with the three composites averaging 51% gold recovered into a gravity concentrate.

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14           MINERAL RESOURCE ESTIMATE
14.1           Exploratory Data Analysis

The sample database for the Blackwater Gold Project contains results from 193 core holes (56,320 m) drilled between 1987 and July 1, 2011.  148 of these have been drilled since the start of 2009 including 4 holes for metallurgical testing completed in 2011. Four core holes drilled between 1981 and 2006 were not sampled or records have been lost.  An additional 7 core holes were either missing analytical data or were beyond the limits of the resource model. No analytical data was available for 33 RC holes completed in 1981 and their precise locations are uncertain.

Due to lack of QAQC and survey information, holes drilled prior to 2009 were not used for statistical analysis or grade estimation in the previous resource estimate.

Cumulative frequency distribution for the Au and Ag samples within a 0.25 g/t grade shell domain is illustrated in Figure 14-1 and Figure 14-2.  Sample populations are highly skewed approaching log normal distribution with no significant bimodality evident.

Au and Ag show a weak positive correlation (correlation coefficient = 0.3) and a linear regression yields a very low R2 value of 0.03 (Figure 14-3).

Basic statistics are shown in Table 14-1.

Figure 14-1 Frequency distribution of Au

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Figure 14-2 Frequency distribution of Ag

Figure 14-3 Scatterplot of Au vs Ag sample data

Table 14-1 Sample statistics

	Au g/t	Ag g/t
n	21159	21159
Min	0.01	0.10
Max	262.00	638.00
Median	0.39	2.40
Mean	1.01	5.43

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	Au g/t	Ag g/t
Wt Avg	1.01	5.46
Variance	16.48	165.87
Std Dev	4.06	12.88
COV	4.02	2.37

14.2           Outlier Analysis

Before compositing, grade distribution in the raw sample data was examined to determine if grade capping or special treatment of high outliers was warranted. Cumulative log probability plots were examined for outlier populations and decile analyses was performed for Au within the zone domains. As a general rule, the cutting of high grades is warranted if:

•	the last decile (upper 10% of samples) contains more than 40% of the metal; or

•	the last decile contains more than 2.3 times the metal of the previous decile; or

•	the last centile (upper 1%) contains more than 10% of the metal; or

•	the last centile contains more than 1.75 times the next highest centile.

For the Blackwater outer 0.25 g/t Au grade shell domain the last decile for Au contains 60% of the metal content and 27% is contained in the top centile. After reviewing the probability distribution it was decided to cap grades 17 g/t Au and restrict the influence of grades between 11 and 17 g/t.  The 17 g/t topcut affects 111 samples and the outlier restriction of 11 g/t affects an additional 213 samples.

For Ag the last decile contained 51% of the metal and the upper centile contained 17%.  A cap grade of 50 g/t was selected which approximates the 99th percentile level. A total of 208 samples assayed above this threshold for Ag.

CPP plots and cap grade levels are illustrated in Figure 14-4.

Figure 14-4 Cumulative log probability plots for Au and Ag

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Analysis of statistics for the major lithologies reveals that all major rock types can contain significant levels of Au (Figure 14-5).  Examination of contact profiles throughout the mineralized zones showed that lithologies were not principal controls of mineralization and that the use of hard boundaries for grade estimation were not justified.

Figure 14-5 Box plots of Au distribution by major lithology

14.3           Deposit Modeling

Due to the irregular and chaotic nature of the lithologic contacts it was not possible to create valid wireframe lithology solids based on sectional or level plan interpretations.  Alternative methods considered were nearest neighbour interpolations and indicator kriging to assign lithologic codes to the block model and to generate a grade shell domain to constrain grade estimation.

Core drilling has defined a continuous zone of +0.25 g/t Au mineralization that extends at least 1200 meters along its longest dimension in an east-west direction and at least 700 meters in a north-south direction. The thickness of the zone ranges up to 400 meters. This zone was modeled as two isosurfaces using Leapfrog3D© software at levels of 0.25 and 0.5 g/t Au. The Au data was composited to 5m intervals and put through a log transform and modeled using ordinary kriging with a maximum search distance of 100 meters. A moderate anisotropy of 1.5:1 was imposed parallel to the main trend of the zone (plunging 0° towards an azimuth of 100°).  The resulting solids were imported to Gemcom Surpac© software and clipped to the bedrock surface.  Isolated solids based on intercepts from single drill holes were eliminated.  An indicator kriging run was also carried in Surpac out using the same Au

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thresholds as a comparison and blocks with a 50% probability of containing grades above this level were compared with the solid model.  The general geometry of the solid models correlated reasonably well with the 50% level of the indicator kriged models.

Lithologic shapes were generated using indicator kriging with intercepts of the modeled lithology being assigned a value of 1 and all others a value of 0.  The 0.5 level was then used as a threshold for generating the solid models.  Several lithic tuff lithologies that had similar characteristics and densities were combined for block assignments as listed in Table 14-2.  The block lithologic code assignments are illustrated in Table 14-2 and the block model lithologic coding is shown in cross section in Figure 14-6

Table 14-2  Block model lithologic codes
Code	Lithology
1	Overburden
10	Andesite
20	Heteroloithic Breccia
30	Siliceous breccia / microbreccia
50	Rhyolite

Figure 14-6 Block lithology on section 5892800N

A bedrock surface was modeled by creating profiles based on drill hole intercepts and generating a digital elevation model.   Surfaces representing the base of the oxide and oxide-sulphide transition zone were supplied by New Gold geological staff and used to code the blocks as illustrated in Figure 14-7.

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Figure 14-7 Weathering profile on section 5892800N

14.4           Compositing

Fixed length downhole composites of Au and Ag were generated using 5 meter intervals within the zone domain.  All samples within the domain constraints were capped prior to compositing at levels of 11 and 17 g/t Au.   All samples were capped at 50 g/t for Ag.  Statistics for composites are summarized Table 14-3.  The combination of capping and compositing reduce the coefficient of variation for Au from 4.02 in the raw sample data to 1.37.

Table 14-3 Composite statistics

	Au g/t (11 g/t cap)	Ag g/t (50 g/t cap)
n	3980	3980
Min	0.01	0.1
Max	14.88	50.0
Median	0.52	3.2
Mean	0.94	5.2
Variance	1.68	36.1
Std Dev	1.30	6.0
COV	1.37	1.16

14.5           Density

A total of 7,705 bulk density measurements were made on core sampled between 2009 and June 2011.  Statistics for the major lithologies are listed in Table 14-4.  The average bulk density values for each modeled lithology were assigned to the corresponding blocks in the resource model.

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Table 14-4 Bulk density statistics for modeled lithologies
Lith	n	Median	Mean
AND	2466	2.79	2.79
LTFF	1644	2.75	2.74
RHY	2636	2.68	2.67
SIL 5	503	2.70	2.70

14.6           Variogram Analysis

Directional pairwise relative semi-variograms for Au and Ag were modeled using composites falling within the domain constraint in order to determine kriging parameters, search parameters and anisotropy.  Variogram model parameters for Au and Ag are shown in Table 14-5.

Table 14-5 Semi-variogram model parameters
Item	Type	Axis	Azim	Dip	co	c1	a1	c2	a2
Au	Pairwise Relative Spherical	major	100	0	0.246	0.2000	18	0.0923	80
		semi-major	10	0	0.246	0.2000	18	0.0923	65
		minor	100	-90	0.246	0.2000	15	0.0923	50
Ag	Pairwise Relative Spherical	major	100	0	0.144	0.167	14	0.1833	120
		semi-major	100	-90	0.144	0.167	14	0.1833	120
		minor	10	0	0.144	0.167	14	0.1833	94

14.7           Block Model and Grade Estimation Procedures

A block model was created in Gemcom-Surpac Vision© software using a block size 10 x 10 x 10 m.  Block model extents are summarized in Table 14-6.

Table 14-6 Block model parameters
	East	North	Elev
Min	374500	5892000	1100
Max	376500	5893700	1750
Extent	2000	1700	650
Block Size	10	10	10
Blocks	200	170	65

The model blocks were first coded by the partial percent within the zone domain and below topography.  Lithologic codes and SG values were then assigned as described in Sections 17.3 and 17.5.

Au and Ag grades within the zone domain were estimated in three passes using the inverse distance weighting method to the third power (ID3).  Search parameters are outlined in Table 14-7.  The frequency distributions of block grades are shown in Figure 14-8 and Figure 14-9.

Block model grade distribution is illustrated in Figure 14-10 to Figure 14-18.

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Table 14-7 Grade model search parameters
Item/Zone	Pass	Search Type	Max Search Dist (m)	Min # Composites	Max # Composites	Min Octants Required	Max per Hole	Topcut g/t Au
Au / 0.25 g/t Domain	1	Ellipsoidal	35	4	16	na	3	11
	2	Octant	80	4	24	5	-	11
	3	Ellipsoidal	60	4	24	na	-	11
Au / 0.5 g/t Domain	1	Ellipsoidal	35	4	16	na	3	17
	2	Octant	80	4	24	5	-	17
	3	Ellipsoidal	60	4	24	na	-	17
Ag	1	Ellipsoidal	30	4	16	na	3	50
	2	Octant	90	6	24	5	-	50
	3	Ellipsoidal	120	6	24	na	-	50

Figure 14-8 Frequency distribution of Au grades in block model

Figure 14-9 Frequency distribution of Ag grades in block model

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Figure 14-10 Au block grade distribution – Section 5892800N

Figure 14-11 Ag block grade distribution – Section 5892800N

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Figure 14-12 Au block grade distribution – Section 5892850N

Figure 14-13 Ag block grade distribution – Section 5892850N

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Figure 14-14 Au block grade distribution – Section 5892950N

Figure 14-15 Ag block grade distribution – Section 5892950N

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Figure 14-16 Au block grade distribution and claim boundaries - plan view

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Figure 14-17 Perspective view of block model Au grades

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Figure 14-18 Perspective view of block model Ag grades

14.8           Mineral Resource Classification

Resource classifications used in this study conform to the following definition from National Instrument 43-101:

Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is

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based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

In order to meet the requirements of NI43-101 with respect to reasonable prospects of economic extraction, by open pit mining methods, a 45° wall slope Lerchs-Grossman pit was generated to constrain the resource within the block model.  Metal prices assumed were $1200/ounce for gold with recovery of 92%. Combined processing, G & A, and ore mining costs were assumed to be $12.79/tonne.  Base waste mining costs were assumed to be $2.00/tonne.

Consideration was given to classifying blocks estimated in the first estimation pass as ‘measured’.  However the structural and geologic modeling is still at an early stage and for this reason it was decided to delay classifying any blocks as measured at this point.

Blocks were classified as indicated if they were estimate in the 1st or 2nd estimation passes and were within a boundary limit surrounding the area of recent grid drilling.  Blocks within this boundary were also classified as indicated if they were estimated in the 3rd pass but had a composite within 40 meters of the block centroid (half the maximum variogram range).  All other estimated blocks were classified as inferred.  Block classification is illustrated in Figure 14-19.

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Figure 14-19  Block classification - Plan view

14.9           Model Validation

Model verification was initially carried out by visual comparison of blocks and sample grades in plan and section views. The estimated block grades showed reasonable correlation with adjacent composite grades.

Block grades were also estimated using ordinary kriging and the nearest neighbour methods. A comparison of global mean values within the grade shell domain shows a reasonably close relationship with samples, composites and block model values (Table 14-8).

Table 14-8 Global mean grade comparison
Au g/t
Samples (Wt Avg)	1.01
Samples Capped	0.85
Composites	0.85
ID3	0.81
Kriged	0.80
Nearest Neighbour	0.79

Swath plots were generated to assess the model for global bias by comparing Kriged, ID3 and nearest neighbour estimates on panels through the deposit. Results show a reasonable

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comparison between the methods, particularly in the main portions of the deposit indicated by the bar charts (Figure 14-20 to Figure 14-22).

Figure 14-20 Swath plot (E-W) at 5892800-2830 North

Figure 14-21 Swath plot (N-S) at 375570-5600 East

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Figure 14-22 Swath plot by elevation at 375300 East

14.10                       Mineral Resource Summary

The following tables present the mineral resource estimate for the Blackwater Gold Project at a range of cut-off grades with the base case in bold face.  The selected base case cut-off grade of 0.4 g/t gold is considered consistent with other mineral deposits of similar characteristics, scale and location.  The effective date of the estimate is September 19, 2011.

Table 14-9 Blackwater Gold Project mineral resource summary
	Indicated				Inferred
Cut-off g/t Au	Tonnes 000's	Grade		Contained Au M oz	Tonnes 000's	Grade		Contained Au M oz
		Au g/t	Ag g/t			Au g/t	Ag g/t
0.25	187,301	0.93	4.8	5.59	43,165	0.88	4.6	1.22
0.30	183,726	0.94	4.9	5.56	42,604	0.88	4.7	1.21
0.35	176,498	0.97	4.9	5.48	41,222	0.90	4.7	1.20
0.40	165,155	1.01	5.1	5.35	38,759	0.94	4.8	1.17
0.45	151,738	1.06	5.2	5.16	35,686	0.98	5.0	1.12
0.50	137,035	1.12	5.4	4.94	32,315	1.03	5.1	1.07

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Table 14-10 Mineral resource breakdown by area
Property	Indicated				Inferred
	Tonnes 000's	Grade		Contained Au M oz	Tonnes 000's	Grade		Contained Au M oz
		Au g/t	Ag g/t			Au g/t	Ag g/t
Total Blackwater	165,155	1.01	5.1	5.35	38,759	0.94	4.8	1.17
Dave and Jarrit (100% New Gold)	87,226	1.12	6.0	3.13	9,533	1.13	6.5	0.35
Davidson (75% New Gold, 25% Silver Quest	77,929	0.89	4.1	2.22	29,226	0.88	4.2	0.82
Total New Gold	145,673	1.02	5.2	4.79	31,453	0.95	4.9	0.96

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15           ADJACENT PROPERTIES

Not applicable

16           OTHER RELEVANT DATA AND INFORMATION

There are no other data known to Geosim that are relevant to this Technical Report: therefore there are no relevant data or information presented in this section.  Furthermore, there are no known factors or issues that materially affect the estimate of mineral resources.

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17           INTERPRETATION AND CONCLUSIONS

The Blackwater Gold Project has the characteristics of, and is considered to be, a low sulphidation epithermal gold-silver deposit. Mineralization occurs in stratigraphically chaotic volcanic rocks of Late Cretaceous age emplaced through and on Hazelton Group strata. The rocks are extensively hydrofractured and silicified and shot through with fine grained pyrite and other sulphide minerals. Gold is primarily associated with the sulphide minerals as gold grains between 5 and 50 microns across.

Drilling by Richfield and New Gold since August 2009 has outlined a large, low grade gold-silver deposit that extends at least 1200 meters along its longest dimension in an east-west direction and at least 700 meters in a north-south direction. The thickness of the presently defined zone ranges up to 400 meters.

Results from preliminary metallurgical testing carried out in 2010 showed that the samples responded well to direct whole ore cyanidation tests with an average of 92% gold and 47% silver recovery.  Preliminary flotation tests suggest that up to 94% gold and silver may report to a bulk sulphide concentrate.  Direct gravity concentration tests gave average recoveries of 51% gold.

Sample preparation, security and analysis meets or exceeds industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.  QA/QC with respect to the results received to date for the 2009 - 2011 exploration programs is acceptable and protocols have been well documented.  The database contains all core data collected on the Project to date and has been structured for resource estimation.

At a cut-off grade of 0.4 g/t gold, the Blackwater Gold Project is estimated to contain an indicated mineral resource of 165 million tonnes averaging 1.01 g/t Au and 5.1 g/t Ag.  An additional 39 million tonnes grading 0.94 g/t Au and 4.8 g/t Ag is classified as inferred.

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18           RECOMMENDATIONS

A preliminary economic assessment (PEA) is presently in progress.

The 2012 Blackwater PEA program will consist predominantly of additional delineation and infill drilling to expand and determine the economic limits of the Blackwater deposit, to better define the principal controls to mineralization and distribution of metal grades, and to further upgrade the mineral resource classification toward the measured and indicated categories. A program involving approximately 140,000 meters of delineation and infill core drilling is recommended. In parallel with the drilling program, a development program involving further metallurgical test work, evaluation of processing methods, engineering studies (e.g.: mining methods, geotechnical characterization, site and infrastructure alternatives), and environmental baseline studies is also recommended. A budget for the 2012 PEA program is presented in Table 18-1 below.

Table 18-1 2012 Blackwater Proposed PEA Budget
2012 Exploration & Development Program	2012 Budget (M$)
Exploration: Delineation & Infill - ˜140,000 meters core drilling	$ 37.80
Metallurgical & Processing Studies	$ 0.35
Engineering Studies – Mining, Geotechnical, Site investigations	$ 3.70
Environmental Baseline Studies	$ 2.70
Total Blackwater PEA	$ 44.55

Results of the PEA should be used as a basis for making additional detailed recommendations for:

•	Further metallurgical test work

•	Infill and additional definition drilling

•	Geotechnical drilling

•	Site investigation

•	Infrastructure development

•	Environmental baseline studies

•	Mining method evaluation

•	Processing option trade-offs and resource characterization

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19           REFERENCES

Corbett, G.J. and Leach, T.M. (1997); Southwest Pacific rim gold-copper systems: Short Course Manual.

Diakow, L.J., and Webster, I.C.L. (1994): Geology of the Fawnie Creek Map Area (93F/3); in Geological Fieldwork 1993, Grant, B and Newell, J.M., Editors, B.C. Ministry of Energy Mines, and Petroleum Resources, Paper 1994-1, pages 15-26.

Diakow, L.J. and V.M. Levson (1997): Bedrock and Surfical Geology of the Southern Nechako Plateau, Central British Columbia (93F/2,3,6,7), Geoscience Map 1997-2. (Map)

Diakow, L.J., Webster, I.C.L., Richards, T.A. and Tipper, H.W. (1997): Geology of the Fawnie and Nechako Ranges, Southern Nechako Plateau, Central British Columbia (93F/2,3,6,7); in Interior Plateau Geoscience Project: Summary of Geological, Geochemical and Geophysical Studies, Newell, J.M. and Diakow L.G., Editors. B.C. Ministry of Employment and Investment, Paper 1997-2.

Friedman, R.M., Diakow, L.J., Lane, R.A., and Mortensen, J.K. (2001): New U-Pb age constraints on latest Cretaceous magmatism and associated mineralization in the Fawnie Range, Nechako Plateau, central British Columbia: Canadian Journal of Earth Sciences, vol. 38: pp. 619-637

Simpson, R.G. (2011): Technical Report, Blackwater Gold Project, British Columbia, Canada. NI43-101 report prepared for Richfield Ventures Corp. and Silver Quest Resources Ltd. Filed on SEDAR.

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Certificate of Author – Ronald G. Simpson, P.Geo.

I, Ronald G. Simpson, P.Geo, residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, do hereby certify that:

1.	I am president of GeoSim Services Inc.

2.	This certificate applies to the Technical Report entitled “Technical Report, Blackwater Gold Project, British Columbia, Canada”, dated effective September 19, 2011.

3.
I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975. I have practiced my profession continuously since 1975. My relevant experience is as follows:

•	1975-1993: Geologist employed by several mining/exploration companies including Cominco Ltd., Bethlehem Copper Corporation, E & B Explorations Ltd, Mascot Gold Mines Ltd., and Homestake Canada Inc.
•	1993-1999: Self-employed geological consultant specializing in resource estimation and geomatics.
•	1999 – Present: President, GeoSim Services Inc.

4.
I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada. I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”) due to my experience and current affiliation with a professional organization as defined in NI 43-101.

5.	I have visited the property that is the subject of the Technical Report on December 13, 2010 and on September 8, 2011.

6.	I am independent of the issuer, New Gold Inc., applying all of the tests in section 1.4 of NI 43- 101.

7.	I am independent of the issuer, Silver Quest Resources Ltd., applying all of the tests in section 1.4 of NI 43-101.

8.
I have had prior involvement with the property that is the subject of the Technical Report, the nature of which involves the preparation of a technical report prepared for Richfield Ventures Corp. and Silver Quest Resources Ltd. dated 2 March, 2011 and titled “Technical Report, Blackwater Gold Project, British Columbia, Canada”.  The report was readdressed to New Gold Inc. on June 6, 2011.

9.	I am responsible for the preparation of all sections of the Technical Report.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED this 2nd day of November, 2011

“Ronald G. Simpson”

Ronald G. Simpson, P.Geo.

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